SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1Q23 Highlights
Adjusted EBITDA of BRL 1.6 billion in 1Q23 (+10.7% vs. 1Q22)	Transformation into a Corporation – ongoing valuation and due diligence processes
Leverage of 2.5x EBITDA and operating cash generation of BRL 698 million on 03.31.2023	Definition of the Concession Bonuses of the Foz do Areia, Salto Caxias and Segredo HPPs in the total amount of R$ 3.7 billion
Reported net income of R$635 million in 1Q23	Agreement between Itaú and the State of Paraná releases encumbrances on shares issued by the Company
Personnel cost reduction in real terms of 5.2% (1Q23 vs. 1Q22)	Selection of Equity Investment Fund Manager for Corporate Venture Capital (CVC)
Copel Distribuição's regulatory efficiency of 13.6% adjusted EBITDA LTM	Copel GET winner of the Best in Management Award, promoted by the National Quality Foundation

Results Webcast May, 11, 2023 | 14h BRT/ 13h EST Access Link

List of contents

1. Consolidated Results	2
1.1 EBITDA	2
1.2 Operating Revenue	3
1.3 Operational Costs and Expenses	4
1.4 Equity in Earnings of Subsidiaries	5
1.5 Financial Results	5
1.6 Consolidated Net Income	6
1.7 Debt	6
2. Investment	8
2.1 Investment Policy	8
2.2 Investment Program	8
3. Copel Geração e Transmissão	9
3.1 Financial Performance	9
3.1.1 IFRS effect in the Transmission segment	10
3.2 Operacional Performance	11
3.2.1 Generation	11
3.2.2 Hydro and Wind Generation	12
3.2.3 Thermal Generation	12
3.3 Transmission	13
3.3.1 RBSE Reprofiling	13

4. Copel Distribuição	14
4.1 Financial Performance	14
4.1.1 Regulatory Efficiency	15
4.2 Operational Performance	16
4.2.1 Grid Market (TUSD)	16
4.2.2 Captive Market	16
4.2.3 Concession Agreement	16
4.2.4 Investment and Operational Data	16
5. Copel Mercado Livre	19
5.1 Financial Performance	19
5.2 Operational Performance	20
6. ESG Performance	21
6.1 Copel pioneers in ESG in the sector	21
6.2 Recent Highlights	21
6.3 Indicators	22
6.4 Ratings, Rankings, and Indexes	22
7. Other highlights	23
List oh Exhibits

RESULTS | 1Q23	1

1.	Consolidated Results

The following analyzes refer to the first quarter of 2023, compared to the same period of 2022.

1.1 EBITDA

Adjusted EBITDA (excluding non-recurring items) reached R$1,617.9 million, an amount 10.7% higher than the R$1,461.4 million recorded in 1Q22, mainly reflecting the 31.0% increase in Copel's performance Distribution (adjusted EBITDA of R$507.9 million in 1Q23, against R$387.7 million in 1Q22). This better performance is the result of the June 2022 tariff readjustment at Copel Distribuição, with an average effect of 16.5% on tariffs for the use of the distribution system (TUSD), and the 77.4% reduction with provisions and reversals (in recurring terms) of the Copel group, mainly due to the R$65.3 million improvement in the “provisions (reversals) for loan losses (PECLD)” line, partially offset by the 3.0% reduction in the billed grid market.

Also noteworthy in this quarter:

(i)	better performance by Copel Mercado Livre, with an increase of 125.8% in adjusted EBITDA, mainly explained by the higher sales margin;
(ii)	reduction of R$36.3 million in the purchase of electricity by Copel GeT, essentially due to the more favorable hydrological scenario in 1Q23 (average GSF of 101.5%, against 95.6% in 1Q22);
(iii)	increase in the result provided by wind power generation assets, especially (a) commercial start-up of the Jandaíra Wind Complex in October 2022 (+R$11.7 million); (b) completion of the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes on January 30, 2023 (+ R$16.7 million); and (c) an increase of R$22.6 million with the other wind complexes operated by the company, due to the greater intensity of winds in the months of January and February, mainly; and
(iv)	better result from Compagas (EBITDA of R$59.7 million in 1Q23, against R$44.7 million in 1Q22), basically due to the tariff readjustment approved in January 2023, which improved the distribution margin in the captive market.

These events were partially offset, mainly (i) by the reduction of R$109.0 million with “Electricity sales to distributors”, mainly due to the lack of dispatch from TPP Araucária in 1Q23, compared to 238 GWh dispatched in 1Q22, and Elejor's lower margin from electricity sales comparing periods; (ii) the lower remuneration of transmission assets, due to the lower IPCA in the period (IPCA of 2.09% in 1Q23 against 3.20% in 1Q22); and (iii) the 41.5% increase (+R$69.6 million) in “third-party services”, due to higher expenses with maintenance of the electrical system and facilities, consulting services and customer service/call center.

Adjusted Consolidated EBITDA

RESULTS | 1Q23	2

The non-recurring items that were neutralized for calculating the adjusted EBITDA are shown in the table below:

We highlight the non-recurring items referring to (i) indemnity of R$138.2 million related to the additional third of vacation bonus, paid in January 2023, after a collective agreement signed with employees. Such indemnity, of a compensatory nature, ceases the payment of additional benefit related to the third of vacations, dealt with in previous Collective Bargaining Agreements. (for more details see item 7 - Other Highlights); (ii) R$50.3 million referring to the fair value of the purchase and sale of energy (marked to market) by Copel Mercado Livre, amount determined by the difference between the contracted price and the future market price estimated by the Company; and (iii) reversal of impairment of generation assets in the amount of R$36.9 million, resulting from the expected revenue from the sale of energy that offset increases in operating costs and regulatory charges, especially related to HPP Colíder and HPP Baixo Iguaçu.

Within the scope of transmission assets, it is worth mentioning that item 3.1.1 presents the regulatory accounting of the result for the purpose of verifying the IFRS (International Financial Reporting Standards) effect.

1.2 Operating Revenue

Net operating revenue totaled R$5,530.7 million in 1Q23, a decrease of 1.0% compared to the R$5,587.7 million recorded in 1Q22. This result mainly reflects:

(i)	decrease of R$230.0 million in electricity sales to final customers, mainly due to the 6.5% drop in the distributor's billed captive market, which considers offset energy from Mini and Micro Distributed Generation – MMGD, and the negative tariff readjustment of 9.58% applied to the Energy Tariff (TE) component in June 2022;
(ii)	the R$109.0 million reduction in electricity sales to distributors, mainly due to the lower volume of electricity sold in bilateral contracts by Copel Mercado Livre and the lack of dispatch from TPP Araucária compared to 238 GWh dispatched in 1Q22; and
(iii)	the decrease of R$80.0 million in the result of sectorial financial assets and liabilities (CVA), as a result of the reduction in energy costs and other financial components.

These reductions were partially offset by:

(i)	increase of R$233.3 million in use of the main distribution and transmission grid, mainly due to the June 2022 tariff readjustment at Copel Distribuição, with an average effect of a 16.5% increase in tariffs for the use of the distribution system (TUSD), partially offset by the 3.0% reduction in Copel Distribuição's billed grid market and the lower remuneration of transmission assets, due to the lower IPCA in the period (IPCA of 2.09% in 1Q23 compared to 3.20% in 1Q22);
(ii)	increase of R$74.1 million in the “other operating revenues” line, mainly due to (i) the higher fair value of the purchase and sale of electricity (marked to market) by Copel Mercado Livre, amount determined by the difference between the contracted price and the future market price estimated by the Company, and (ii) the increase in revenues from leasing and rentals by the distributor, with emphasis on the greater volume of sharing poles/fixing points and the contractual readjustment by General Market Price Index - IGP-M; and
(iii)	increase of R$27.0 million in distribution of piped gas revenue, basically due to the tariff readjustment approved in January 2023, which improved the distribution margin in the captive market.

RESULTS | 1Q23	3

1.3 Operational Costs and Expenses

In 1Q23, operating costs and expenses totaled R$4,420.5 million, a decrease of R$2.4% compared to the R$4,530.0 million recorded in the same period of 2022, mainly due to:

(i)	the decrease of R$126.7 million in the “provisions and reversals” line (reversal of R$10.7 million in 1Q23 against a provision of R$115.9 million in 1Q22), basically due to (a) of the reversal of R$13.8 million for estimated losses for doubtful accounts (PECLD), against a provision of R$51.4 million in 1Q22, justified, essentially, by the end of the billing restrictions imposed by the COVID-19 pandemic and the improvement of practices for recovering receivables within the scope of Copel Distribuição; (b) the reversal of R$36.9 million arising from the result of impairment of generation assets (HPP Colíder and HPP Baixo Iguaçu); and (c) a 37.2% decrease in provisions for litigation, mainly civil and labor litigation;
(ii)	the R$118.5 million reduction in the cost of “electricity purchased for resale” as a result of more favorable hydrological conditions for the period (average GSF of 101.5%, against 95.6% in 1Q22);
(iii)	the decrease of R$87.4 million in the “charge of the main distribution and transmission grid” line, explained mainly by lower system service charges (ESS) due to the reduction in thermal dispatch in the comparison between periods; and
(iv)	the decrease of R$78.7 million in “Materials and supplies for power electricity”, essentially due to the lack of dispatch from TPP Araucária in 1Q23 compared to the dispatch of 238 GWh in 1Q22.

Expenses with PMSO, excluding provisions and reversals, increased by 35.4% compared to the same period of the previous year, basically explained by the non-recurring impact of the indemnity related to the additional third of vacation bonus on costs with personnel and higher expenses with third-party services, as explained below:

(i)	the 50.6% increase (+R$142.8 million) in expenses with “personnel and management”, mainly due to the indemnity related to the additional third of vacation bonus, paid in January 2023, after a collective agreement signed with employees. This indemnity, of a compensatory nature, replaced the benefit of the additional third of vacation bonus, dealt with in previous Collective Bargaining Agreements. With the amount of R$138.2 million, the indemnity ceases the payment of the referred benefit, being preserved to the employees only the constitutional third of vacations (CF, 7º, XVII). Neutralizing the effects of the indemnity of the additional third of vacation bonus, the provisions related to profit sharing (PLR) and performance bonus (PPD) and the provisions and reversals associated with the incentive dismissal program (PDI), there is a reduction of 1.1% in the quarterly comparison despite the 7.19% wage readjustment applied through ACT 2022/2024 collective agreement. Considering the accumulated inflation measured by the National Consumer Price Index - INPC, of 4.36% between 1Q22 and 1Q23, there was a reduction in real terms of 5.2%.

RESULTS | 1Q23	4

(ii)	the 41.5% growth (+R$69.6 million) in third-party services, mainly due to higher expenses with maintenance of the electrical system and installations, consulting services and customer service and call center. It is worth noting that third-party services were also impacted by the acquisition and subsequent operation of the Aventura and Santa Rosa & Mundo Novo Wind Complexes on January 30, 2023; and
(iii)	growth of 10.5% in the “other operating costs and expenses” line, mainly due to the greater financial compensation for the use of water resources due to the greater dispatch of hydroelectric plants (+R$17.7 million).

Headcount Evolution

1.4 Equity in Earnings of Subsidiaries

The equity result of joint ventures and other Copel affiliates was 7.7% lower than that recorded in the same period of the previous year (R$104.1 million, compared to R$112.8 million recorded in 1Q22), in due to the lower remuneration on transmission assets, basically justified by the lower IPCA in the period (IPCA of 2.09% in 1Q23 against 3.20% in 1Q22). More details can be seen in Annex I.

1.5 Financial Results

In 1Q23, the financial result was negative by R$333.1 million, against a negative R$213.2 million recorded in 1Q22, mainly reflecting the higher balance of loans and financing (R$14.7 billion vs. R$11.8 billion in 1Q22) and higher interest rates in the period (CDI of 3.22% in 1Q23 against 2.41% in 1Q22). Financial income registered a decrease of R$19.2 million (-7.4%), basically due to the 27.3% decrease in arrears on energy bills and the lower income from exchange variation of electricity from Itaipu.

RESULTS | 1Q23	5

1.6 Consolidated Net Income

In 1Q23, Copel recorded net income of R$635.5 million against net income of R$669.8 million recorded in 1Q23, down 5.1%. In addition to the items already mentioned, it is worth mentioning the increase of R$32.3 million (+10.1%) in the item “depreciation and amortization”, mainly due to the entry into operation of the Jandaíra Wind Complex, the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes and the increase in investments by Copel Distribuição.

Considering non-recurring items, adjusted net income was R$669.1 million in 1Q23 against R$650.3 million in 1Q22, growth of 2.9%.

 1.7 Debt

Copel's total consolidated debt amounted to R$14,726.7 million on March 31, 2023, a variation of 18.2% in relation to the amount recorded on December 31, 2022, of R$12,454.2 million.

At the end of 1Q23, the Company's gross debt represented 67.6% of consolidated shareholders' equity, which was R$21,766.5 million.

The following charts show the indebtedness of Copel and its subsidiaries at the end of March 2023.

Copel's total consolidated debt amounted to R$12,454.2 million on December 31, 2022, a variation of

Debt by Subsidiary

RESULTS | 1Q23	6

Adjusted Net Debt/EBITDA Adjusted

Debt Indexers Average cost: 10.47%

Amortization - R$ million Average term to maturity: 4.4 years

Weighted Average Cost and Average term to maturity

RESULTS | 1Q23	7

2. Investment

2.1 Investment Policy

In March 2021, the Board of Directors approved the Company's Investment Policy. Said Policy was the object of analysis and approval by the Investment and Innovation Committee, which was established by the new Bylaws of March 11, 2021, whose main purpose is to improve discipline in the allocation of capital, being an essential tool for the execution of strategic guidelines for sustainable growth, generation of value for shareholders and the perpetuity of our energy business.

The Policy establishes the criteria for the selection, prioritization, evaluation, approval and monitoring of investments. Among the various aspects, the Policy segregates investment opportunities in three groups that will be prioritized as follows:

(i)	Operating Investments: expansion of capacity and modernization of the assets of the Distribution, Transmission and Generation concessions, in addition to the continuity of existing businesses;
(ii)	Strategic Investments: acquisition and development of new assets with an emphasis on brownfield opportunities and that provide operational synergies to the Company. Portfolio review and divestments are included; and
(iii)	Investments in Innovation: where we highlight projects aimed at open innovation.

The Investment and Innovation Committee meets ordinarily once a month and extraordinarily whenever necessary, analyzing and issuing recommendations for the Company's investment proposals.

2.2 Investment Program

Investment Programs follow their schedules in each development project. For 2023, the estimated amount allocated to the investment program was R$2,182.3 million, with Copel Distribuição contemplating most of the forecast amount, whose objective is the permanent improvement of operational efficiency and cost reduction through the advancement of important projects, highlighting the continuity of the execution of the Paraná Triphasic and Smart Grid programs already started in 2021 (see item 4.2.4). These programs are aimed at renewing depreciated assets in rural areas, improving the quality and speed of service, integration with smart cities and improving information via network sensing.

Additionally, the Board of Directors approved at the ordinary meetings of the 238th RCA and the extraordinary meeting of the 228th RECA, both in May 2023, the supplementary budget of Copel Serviços S.A. intended for Distributed Generation projects in Paraná.

In 1Q23, R$545.9 million were invested, of which R$477.1 million (87.4%) were allocated to Copel Distribuição, R$67.8 million (12.4%) to Copel Geração e Transmissão and R$0.5 million at Copel Comercialização (>0.1%).

RESULTS | 1Q23	8

3. Copel Geração e Transmissão (Consolidated Results)
3.1 Financial Performance

Copel GeT presented adjusted EBITDA, excluding non-recurring effects, of R$1,003.0 million in 1Q23, an increase of 1.1% compared to R$991.6 million in 1Q22.

This result mainly reflects:

(i)	the addition of results from new wind farms, with the entry into commercial operation of the Jandaíra Wind Complex in October 2022 (+R$11.7 million) and; the conclusion of the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes on January 30, 2023 (+ R$16.7 million);
(ii)	increase of R$22.6 million in the other Wind Complexes operated by the company, due to the increase in energy generation with the greater intensity of winds, mainly in the months of January and February;
(iii)	decrease of R$34.6 million in the purchase of electricity (excluding the Wind Complexes), essentially due to the more favorable hydrological scenario in 1Q23 (average GSF of 101.5%, against 95.6% in 1Q22);

Partially offset by:

(iv)	the decrease of R$22.9 million in TUST revenue and R$9.5 million in equity income, mainly explained by the lower remuneration on transmission assets, due to the lower IPCA in the period (IPCA of 2.09 % in 1Q23 against 3.20% in 1Q22);
(v)	no dispatch from UEGA in 1Q23 compared to 238 GWh dispatch in 1Q22.

Expenses with PMSO, excluding provisions and reversals, increased by 31.7%, mainly influenced by the non-recurring effect of indemnity of adittional third of vacation bonus (see more details in “Other highlights”) on costs with personnel. In addition to higher expenses with outsourced services, due to the R$9.5 million increase in maintenance of installations and the electrical system, and in line with other costs and operating expenses, mainly due to higher costs with payment of financial compensation for the use of water resources (R$36.5 million in 1Q23 against R$20.1 million in 1Q22).

Neutralizing the effects of the indemnity of adittional third of vacation bonus, the provisions related to profit sharing (PLR) and performance bonus (PPD) and the provisions and reversals associated with the incentive dismissal program (PDI), there is a reduction of 1.9% in the quarterly comparison despite the 7.19% wage readjustment applied through ACT 2022/2024 collective agreement. Considering the accumulated inflation measured by the National Consumer Price Index - INPC, of 4.36% between 1Q22 and 1Q23, there was a reduction in real terms of 6.0%.

RESULTS | 1Q23	9

Also noteworthy among the non-recurring items, the reversal of impairment of generation assets in the amount of R$36.9 million, resulting from the expected revenue from the sale of energy that offset increases in operating costs and regulatory charges, especially related to HPP Colíder and HPP Baixo Iguaçu.

Within the scope of transmission assets, it is worth mentioning that item 3.1.1 presents the regulatory accounting of the result for the purpose of verifying the IFRS (International Financial Reporting Standards) effect.

In 1Q23, Copel GeT recorded net income of R$413.0 million, a decrease of 10.9% compared to 1Q23. This result mainly reflects, in addition to the items already discussed, the increase in financial expenses, due to the higher amount financed and the increase in the CDI rate (3.22% in 1Q23 against 2.41% in 1Q22); partially offset by the better result with income tax and social contribution.

3.1.1 IFRS effect in the Transmission segment

For the calculation, an adjustment was made considering the effects of the application of CPC47/IFRS15 in the corporate statements in the transmission business.

RESULTS | 1Q23	10

3.2 Operacional Performance

Copel is present in 10 states, operating in the generation and transmission business.

In the Generation business, Copel GET operates a diversified park of hydroelectric, wind and thermal plants, totaling 6,966.7 MW of installed capacity and 3,156.6 average MW of assure energy. In the Transmission business, Copel owns a total grid of 9,685 Km of transmission lines and 51 basic grid substations, considering the affiliates.

For more information on generation and transmission operational data, see Exhibit IV.

3.2.1 Generation

Copel's generating portfolio is made up of 94% of renewable sources, such as hydro and wind power.

RESULTS | 1Q23	11

3.2.2 Hydro and Wind Generation

The power generation of Copel Geração e Transmissão S.A. and its wind farms in 1Q23 was 6,430 GWh, against 3,626 GWh in 1Q22. The increase is due, for hydroelectric plants, to the improvement in weather conditions in the South Region and, for wind farms, to the entry into commercial operation of Jandaíra and the acquisition of the Aventura and Santa Rosa & Mundo Novo (SRMN) Wind Complexes.

In the first quarter of 2023, Copel Geração e Transmissão (including energy from HPP Foz do Areia – FDA and SHP Bela Vista – BVE, but excluding TPP Araucária) sold 4,560 GWh of electricity, an increase of 1.4%.

For wind farms, total electricity sold in 1Q23 was 1,186 GWh, an increase of 47.3%, mainly influenced by the commercial start-up of Jandaíra and the acquisition of the Aventura and SRMN Wind Complexes, which became part of the the Company's portfolio on January 30, 2023.

Consolidated Generation Sales (GWh)

3.2.3 Thermal Generation

TPP Araucária

It is a natural gas generation plant with an installed capacity of 484.2 MW that operates in a combined cycle (two gas turbines and one steam turbine) and operates in the modality known as "merchant" in which the plant operates without sales contracts. of electricity, whether in the free (ACL) or regulated (ACR) environment, subject to fluctuations in the Price for Settlement of Differences - PLD. In this modality, the thermoelectric plant is dispatched centrally by the National Electric System Operator (ONS), in situations where the Marginal Cost of Operation (CMO) of the electrical system exceeds its Variable Unit Cost (CVU) approved by ANEEL, or out of order of merit, when requested by the ONS. In this context, with the good hydrological conditions in 1Q23, there was no dispatch from the plant.

TPP Figueira

Coal-fired generation plant with an installed capacity of 17.7 MW, achieved after a recent modernization process that allowed for an increase in capacity without the need to increase the volume of coal consumed. TPP Figueira has been in commercial operation since 12/07/2022, by ANEEL order No. 2502/2022, generating 14.7 GWh in 1Q23.

RESULTS | 1Q23	12

3.3 Transmission

Copel has more than 9.6 thousand km of transmission lines in nine Brazilian states, considering its own assets and in partnership with other companies. In addition to building, maintaining and operating an extensive own energy transmission grid, Copel provides services to projects of other concessionaires with the quality of someone who has accumulated more than 60 years of experience in the sector. The Transmission projects are listed in Exhibit IV, including the projects of Copel Geração e Transmissão, SPCs Costa Oeste, Marumbi and Uirapuru Transmissora (100% Copel GeT), as well as the 7 SPCs in which Copel GeT has a stake.

3.3.1 RBSE Reprofiling

The Concession Agreement 060/2001 represents 37.7% of the annual permitted revenue (RAP) of Copel GET's transmission business, also considering its affiliates. Below, we describe the flow of receipt of the portion of revenue referring to the Basic Grid - Existing System (RBSE) for the next cycles. It is important to note that this flow may change in the future, as a result of the tariff review processes and/or review of parameters used to compose these revenues by the regulatory agent. The values referring to O&M from the 2022-2023 cycle are based on the value currently indicated in sub-module 9.1 of the Tariff Review Program (Proret).

Note:

Economic component: future values based on the 2022-2023 cycle (last ANEEL Resolution REH published)

Financial component: values published in REH 2847/21. Subject to review during the current cycle in view of the controversy in the methodology used to calculate these values by the regulatory agency.

RAP values up to the 2022/2023 cycle taken from the REH of each cycle, with reference to the cycle price (June of the year of publication) RAP values include RB and DIT assets

RESULTS | 1Q23	13

4. Copel Distribuição
4.1 Financial Performance

Copel Distribuição's EBITDA in 1Q23 was R$417.2 million, 4.1% lower than that recorded in 1Q22, mainly due to the increase in costs with personnel due to the indemnity related to the additional third of vacation bonus, paid in January 2023, after a collective agreement signed with employees. Such indemnity, of a compensatory nature, ceases the payment of additional benefit related to the third of vacations, dealt with in previous Collective Bargaining Agreements. Excluding this non-recurring item and the others listed below, we have an adjusted EBITDA of R$507.9 million in 1Q23, an amount 31.0% higher than that recorded in the same period of the previous year. This increase is mainly due to (i) the June 2022 tariff readjustment at Copel Distribuição, with an average effect of a 16.5% increase on tariffs for the use of the distribution system (TUSD), whose greatest impact was in the Free Consumers class which, given the increase in electricity consumption of 2.9%, recorded an increase in revenue with use of main distribution grid of 50.1%; and (ii) the 82.2% reduction in provisions, resulting from: (a) the reversal of R$15.4 million for estimated losses for doubtful accounts (PECLD), against the provision of R$48.6 million in 1Q22, essentially justified by the end of the billing restrictions imposed by the COVID-19 pandemic and the improvement of practices for recovering receivables, which culminated in the recording of R$40.2 million with debt collect in 1Q23, compared to $17.3 million from 1Q22; and (b) the 34.3% reduction in provisions for labor, civil and administrative litigation. This result was partially offset by the 3.0% reduction in the billed grid market in the period.

Manageable costs, excluding provisions and reversals, increased by 37.5% compared to 1Q22, mainly as a result of the increase of: 57.6% in personnel, due to the indemnity related to the additional third of vacation bonus, and 42.7% with third-party services, caused by the increase in expenses with maintenance of the electrical system, maintenance of facilities and customer service.

The personnel and management account, excluding the effects of the indemnity of additional third of vacation bonus, provisions for profit sharing (PLR) and performance bonus (PPD), and provision for indemnification for incentive dismissals (PDI), recorded an increase of 0.7% in 1Q23.

Considering the accumulated inflation measured by the National Consumer Price Index – INPC, of 4.36% between 1Q22 and 1Q23, the personnel and management line recorded a reduction in real terms of 3.5%, mainly as a result of the reduction of 77 employees between periods.

The following table presents the main indicators of Copel Distribuição:

RESULTS | 1Q23	14

In 1Q23, we also highlight:

(i)	the 25.0% growth in revenue from use of the main distribution grid, mainly due to the June 2022 tariff readjustment, with an average effect of a 16.5% increase on tariffs for the use of the distribution system (TUSD), partially offset by the reduction in the billed grid market in the period. Also contributing to this growth was the 6.5% reduction in the Energy Development Account – CDE, a line reduction account, which constitutes a sectoral liability in the CVA to maintain the neutrality of sectoral charges for the distributor;
(ii)	the 14.8% reduction in electricity sales to final customers, due to the 46.1% reduction in revenue from the electricity sales to the captive market, due to the 6.5% reduction in the billed captive market and the effect average of a 9.58% reduction in the Energy Tariff (TE) component of the company's tariff readjustment, partially offset by the reduction in deductions of amounts referring to tariff flags;
(iii)	the 35.1% reduction in revenue from the electricity sales to distributors, due to the 21.4% reduction in revenue from the Electric Energy Trading Chamber – CCEE, even with an increase in energy settlement in the Spot Market, in due to the impact of other revenues on the CCEE pre-invoice for 1Q22, and the 74.3% reduction in revenue from bilateral contracts, due to the reduction of contracts in the MVE;
(iv)	the 14.3% reduction in costs with charges of main transmission grid, due to the 98.8% reduction in System Service Charges – ESS, resulting from a more favorable hydrological scenario, partially offset by the increase in: charges for using the main transmission grid, at 30.6%; reserve energy charges, at 122.6%; and charges for transporting power from Itaipu, at 53.8%;
(v)	the 24.7% decrease in revenue from sectoral financial assets and liabilities (CVA), due to the reduction in energy costs and other financial components; and
(vi)	the 36.3% increase in other operating revenues, mainly due to the growth in revenue from leases and rentals of equipment and structures, especially from pole sharing agreements, due to the higher volume of poles/fixing points allocated and the contractual readjustment by the IGP-M.

Copel Distribuição's net income was R$139.7 million in 1Q23, a decrease of 38.7% compared to 1Q22. In addition to the items already discussed, this drop in net income is also a consequence of the worsening financial result (in 1Q23 it was a negative R$112.5 million compared to a positive R$22.1 million in the same quarter of last year).

Excluding the effects of the aforementioned non-recurring items, the adjusted net income was of R$199.5 million, an increase of 1.4% compared to 1Q22.

4.1.1 Regulatory Efficiency

Copel Distribuição recorded adjusted EBITDA of R$1,783.5 million in the last 12 months, an amount 13.6% above regulatory EBITDA, equivalent to an efficiency of R$213.4 million.

Note: Regulatory EBITDA is calculated based on the WACC + QRR values published in ANEEL's Technical Notes in Tariff Revision or Adjustment events.

RESULTS | 1Q23	15

4.2 Operational Performance

4.2.1 Grid Market (TUSD)

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all the free customers existing in its concession area, showed a reduction in electricity consumption of 1.1% in 1Q23. The billed grid market, which considers the offset energy from Mini and Micro Distributed Generation (MMGD), registered a reduction of 3.0% in 1Q23.

4.2.2 Captive Market

Copel Distribuição's captive market consumption decreased by 3.2% in 1Q23. The billed captive market, which considers the offset energy from MMGD, recorded a 6.5% reduction in 1Q23.

More information about Grid Market and Captive Market in Notice to the Market – 08/23.

4.2.3 Concession Agreement

In December 2015, the Company signed the fifth amendment to the Public Service Concession Agreement for Electricity Distribution No. 46/1999 of Copel Distribuição SA, which extends the concession until July 7, 2045. Copel Distribuição complied with the conditioning requirements of economic-financial efficiency and quality for the inspection cycle of the initial 5 years. From the sixth year after the conclusion of the contract, failure to comply with the quality criteria for three consecutive years or the economic-financial management criteria for two consecutive years will result in the opening of the expiry process.

For the quality criterion of distribution service provision, ANEEL defined the limits of Equivalent Interruption Duration per Consumer Unit - DEC and Equivalent Interruption Frequency per Consumer Unit - FEC for the years 2021 to 2026. For DEC, the result of the last 12 months calculated in March 2023 was 8.00 hours. For FEC, the result in the same period was 5.44 interruptions.

The economic-financial management efficiency criterion will be measured by the calculation, each calendar year, according to ANEEL Normative Resolution No. 896/2020, by the following inequation:

4.2.4 Investment and Operational Data

Transformation Program (Programa Transformação) - a broad investment plan with the objective of modernizing, auto mating and renovating the distribution grid and private communication grid with standardized technologies to service automation equipment. Among the expected benefits are the strengthening of rural grid to reduce disconnections and guarantee support for the growth of agribusiness in the State of Paraná, the reduction of costs with O&M and commercial services and improvement in the control of DEC and FEC indicators. The program is composed of 3 pillar projects to achieve the objectives:

RESULTS | 1Q23	16

•	Paraná Tri-phase: represents the improvement and renewal of rural distribution grid in the Company's concession area, with the implementation of a three-phase grid and creation of redundancy in the main rural branches. By the end of March 2023, 185 thousand rural customers had already benefited, along 11,667 km of grid.
•	Smart Grid: aims to implement a private communication network with standardized technology to service all automation equipment in the distribution grid and advanced metering infrastructure. By the end of March 2023, 458 thousand smart meters had been installed.
•	Total Reliability: aims to ensure modernity in the operations of the energy grid based on the following premises: maintain full communication between teams and the availability of equipment on the grid, implement automation in special equipment, maintain the entire municipality of the concession with a substation or special key and expand the grid circuits and Self Healing. By the end of March 2023, the project had completed 78.9% of the planned schedule.

Copel Distribuição's Transformation Program covers the construction of approximately 25 thousand km of new grid, 15 thousand new automated points and the implementation of smart grid technology in the state of Paraná.

Compact and Protected Grid – deployment of compact grid predominantly in urban areas with a high degree of afforestation in the vicinity of distribution grid and protected grid exclusively in rural areas. Compact grid avoids cutting and pruning trees and improves the quality of supply, as it reduces the number of disconnections. Protected grid also improves the quality and reliability of the system as it avoids interruptions due to contact with vegetation or other objects and bad weather. At the end of March 2023, the extension of compact and protected grid installed was 24,463 km, compared to 19,767 km in March 2022, an increase of 4,696 km, or 23.8%, in twelve months.

Isolated Secondary Grid- investment in isolated low voltage secondary grid (127/220V), which have significant advantages over the conventional overhead grid, such as: improving the indicators Duração Equivalente de Interrupção por Unidade Consumidora - DEC (Equivalent Duration of Interruption per Consumer Unit) and e Frequência Equivalente de Interrupção por Unidade Consumidora – FEC (Equivalent Frequency of Interruption by Consumer Unit), hinder energy theft, improve environmental conditions, reduce pruning areas, increase safety, reduce voltage drop across the grid and increase the life of transformers by reducing the number short circuits in the network, among others. At the end of March 2023, the extension of isolated secondary distribution grid installed was 22,104 km, compared to 21,119 km in March 2022, an increase of 985 km, or 4.7%, in twelve months.

Losses - refer to the generated electrical energy that passes through transmission lines and distribution grid, but which is not commercialized, either for technical or commercial reasons. Distribution losses can be defined as the difference between the electricity purchased by distributors and that billed to their consumers, being classified as technical and non-technical.

Technical Losses are inherent to the activity of electrical energy distribution, as part of the energy is dissipated in the process of transport, voltage transformation and measurement as a result of the laws of Physics. Historically, the Company's Technical Losses have maintained percentages close to or below the regulatory target. At the end of March 2023, Technical Losses of the last twelve months were 2,009 GWh, compared to 2,013 GWh in March 2022.

On the other hand, Non-Technical Losses, calculated by the difference between total losses and technical losses, originate mainly from theft (clandestine connection, direct diversion from the grid), fraud (tampering the meter or deviations), reading, measurement and billing errors. These losses are largely associated with the concessionaire's management and the socioeconomic characteristics of the concession areas. The Company's indicator has remained below regulatory targets in the last 5 years, a reflection of the improvement of techniques to combat losses from the development of data analysis technologies, process automation and exclusivity of the field team for inspections, allowing an increase in productivity and assertiveness in the return of Non-Technical Losses. At the end of March 2023, Non-Technical Losses of the last twelve months were 787 GWh, compared to 614 GWh March 2022.

RESULTS | 1Q23	17

It should be noted that the targets established for the tariff reasonableness of Non-Technical Losses take into account the level of complexity of the distributor's concession area and, according to ANEEL Report 01/2021 on Electricity Losses in Distribution, the complexity index of the concession of the Copel Distribuição is one of the smallest compared to other concessionaires in Brazil.

At the end of March 2023, Total Losses of the last twelve months were 2,796 GWh, compared to 2,627 GWh in March 2022.

RESULTS | 1Q23	18

5.Copel Mercado Livre
5.1 Financial Performance

In 1Q23, Copel Mercado Livre presented adjusted EBITDA of R$50.4 million, an amount 125.8% higher than the R$22.3 million recorded in 1Q22, mainly reflecting the 14.2% reduction in costs with electricity purchased for resale and increased sales margin.

The main adjustment in the periods was the fair value (mark-to-market) of energy purchase and sale contracts - amount determined by the difference between the contracted price and the future market price estimated by the Company - mainly due to the lower variation in inflation in the periods (IPCA of 2.09% in 1Q23 against 3.20% in 1Q22) and by the acquisition of energy for portfolio trading at lower prices.

Manageable costs increased by 36.1% in 1Q23 compared to 1Q22, mainly due to (i) a 58.8% increase in costs with personnel due to the indemnity related to the additional third of vacation bonus, pursuant to the Collective Bargaining Agreement (plus details see item “Other Highlights of the Period) and (ii) increase of 48.5% in “other costs and operating expenses” due to the acquisition of computing solutions to improve the customer experience, partially offset by (iii) reduction in “ third-party services” by 47.8%, reflecting the lower cost of communication and data processing.

Excluding the effects of profit sharing (PLR), performance bonuses and the indemnity of additional third of vacation bonus, the personal and management account recorded an increase of 12.3% compared to the amounts recorded in 1Q22, under the effect of the salary readjustment of 7.19%.

Net income in 1Q23 was R$70.5 million (+R$65.9 million compared to R$4.6 million in 1Q22). This result stems from the reduction in operating costs and expenses, with an increase in the sales margin, and the increase in mark-to-market between periods.

RESULTS | 1Q23	19

5.2    Operational Performance

Copel was a pioneer in creating an energy trader and the first to sell electricity to free customers, when this category was created in the country, in 1995. Copel Mercado Livre, created in 2016, is already the largest in the country in terms of electricity volume traded in the free contracting environment (ACL), offering more savings and tranquility to customers from all regions of Brazil.

For a long time known as Copel Energia, Copel Mercado Livre is responsible for trading energy and providing services in the ACL. In March 2023, the Company registered 1,690 clients/contracts, an increase of 1.5% compared to the same period of the previous year. The amount of energy sold reached 5,893 GWh sold in 1Q23, a decrease of 4.4% compared to 1Q22. The chart below depicts the evolution of Copel Mercado Livre in terms of the amount of GWh sold and the number of final consumers. For more information, consult Notice to the Market 08/23.

RESULTS | 1Q23	20

6. ESG Performance
6.1 Copel pioneers in ESG in the sector

Copel was the first company in the industry to produce an Environmental Impact Report for a generation project, and the first energy company in Brazil to become a signatory of the UN Global Compact in 2000. The Company promotes actions to disseminate the UN’s Agenda 2030 and implement the SDGs of the electricity sector. In 2020/2021, Copel participated in the Global Compact Program “SDG Ambition”. Copel joined the “Pact on Water and Energy Resilience” Commitment and received the Federal Government’s Pro Gender and Race Equality Seal. The Company received the Pró-Ética Seal, 2018-2019 and 2020-2021 editions, granted by the Brazillian Comptroller General (CGU) and Instituto ETHOS, for the voluntary adoption of integrity measures, for public recognition of the commitment to implement measures aimed at prevention, detection, and remediation of acts of corruption and fraud.

6.2 Recent Highlights

▪	ESG Goals: In continuity with the Carbon Neutrality Plan approved in March 2021, the Company's Board of Directors approved, at a meeting held on November 4, 2022, the strategies, indicators and goals that will be the basis for the construction of the planning , organization of work teams and the development of actions for Copel for the coming years. The list of ESG indicators to be measured and monitored by the Company was also approved, with the objective of providing relevant and timely information to Copel's stakeholders. Monitoring the goals and action plan will be part of the scope of work of the Statutory Sustainable Development Committee. More information on Copel's Sustainability Portal.
▪	ISE B3: Copel was ranked 14th in the Ranking of companies listed on B3’s Corporate Sustainability Index (ISE B3);
▪	Copel signed in May 2022 the Letter of Commitment to the Adoption and Implementation of Metrics of Stakeholder Capitalism.

Environmental

▪	The Company has a Copel 2030 Neutrality Plan, approved by the Board of Directors: focusing on science-based goals (SBTi), to neutralize Greenhouse Gas (GHG) Emissions for the assets controlled by Copel (according to the concept defined in the GHG Protocol methodology) until 2030.
▪	Climate Change Management: maintained Concept B of the Carbon Disclosure Project (CDP), one of the main initiatives of the financial sector to reduce greenhouse gas emissions from companies.
▪	It is part of the portfolio of B3’s Carbon Efficient Index (ICO2 B3) – 2021
▪	Joined the Pact on Water and Energy Resilience. Net Zero Ambition Movement – On April 13, 2022, Copel joined the Net Zero Ambition Movement. The movement is part of the strategies developed by the Global Compact so that large companies together can promote actions that result in the reduction of 2Gton CO2e by 2030.

Social

▪	Actions and Programs – Solidary Selective Collection; Grow Energy Program; Electricity Citizenship; Good Neighborhood Program; Diversity Commission; Human Rights; EducaODS; Illuminating Generations; More than Energy, among others.

Governance

▪	It has Statutory Advisory Committees to the Board of Directors: Statutory Audit Committee -CAE; Statutory Sustainable Development Committee -CDS, Investment and Innovation Committee -CII and Minority Shareholders Committee -CDM;
▪	The Board of Directors is made up mostly of independent members;
▪	The number of CAD members elected by non-controlling shareholders increased to 3;
▪	The Statutory Audit Committee -CAE is made up of independent members, one of whom is an external member;
▪	Establishment of variable remuneration with ESG targets –2022: 10% of PPD;

RESULTS | 1Q23	21

▪	Achievement of the Pro-Ethics Seal 2020-2021 granted by CGU and Instituto ETHOS –2021; and
▪	Listed under B3 Governance Level 2.

Priority SDG of the Brazilian Electricity Sector

6.3 Indicators

The indicators may change due to the assurance of the independent external audit.

6.4 Ratings, Rankings, and Indexes

Index	Ranking	Reference Year:
	14th position	2022
	CSA Score 68	2022
	Classification B	2022
		2023
		2023
	Low Risk	2023
	A	2023

RESULTS | 1Q23	22

7. Other highlights

Transformation into Corporation

According to Material Fact 06/22 of November 21, 2022, the State of Paraná, the Company's controlling shareholder, expressed its intention to transform Copel into a company with dispersed capital and no controlling shareholder (Corporation), through a public offering of secondary distribution of common shares and/or share deposit certificates (units) issued by the Company. In April 2023, the works began with the advisors' union that will carry out the transaction and the Granting Bonus of the other plants was defined by the MME. General approval processes are in progress, including a waiver request from Copel's debenture holders, as well as valuation and due diligence work by Copel and specialized advisors. After completion of the valuation, the allocation will be made to the controller and the TCE for analysis and subsequent launch of the Follow-on Offer.

Available Cash Flow and Dividends

Available Cash Flow is defined in the Dividend Policy as: FCD = Cash generated by Operating activities, less net cash used by investing activities, as follows: (a) Cash Generated by Operating Activities: cash generated by operating activities in the fiscal year, before taxes, contributions (IRCS) and financial charges; (b) Net cash used by Investment activities: amount invested in the fiscal year in non-current assets. The Table below shows the calculation of the FCD on March, 31, 2023:

Definition of Granting Bonuses for Foz do Areia, Salto Caxias and Segredo HPPs

The Interministerial Ordinance of the Ministries of Mines and Energy and Finance – MME/MF No. 01, of March 30, 2023, established the value of the granting of electric power generation concession for the set of Hydroelectric Power Plants (HPPs) Governador Bento Munhoz da Rocha Netto (“Foz do Areia”), Governor Ney Aminthas de Barros Braga (“Segredo”), and Governor José Richa (“Salto Caxias”), in the amount of R$3,719,428,214.95 (three billion, seven hundred and nineteen million, four hundred and twenty-eight thousand, two hundred and fourteen reais and ninety-five cents).

For more information, see Material Fact 04/23.

Agreement between Itaú Unibanco S.A. and the State of Paraná

On April 11, 2023, Copel received the Official Letter OF CEE/CC 795/23 from the State of Paraná, informing that Itaú Unibanco S.A. and the State of Paraná entered into an agreement for the release, by Itaú Unibanco S.A, of encumbrances on shares issued by COPEL held by the State of Paraná. On the subject, on May 3, 2023, through Official Letter OF CEE/CC 1123/23, the State informed that the Agreement was taken to the plenary of the Federal Supreme Court on April 28, 2023, with its approval approved . Thus, the bookkeeping bank was asked to release the pledged shares in an amount sufficient to carry out a possible public offering of secondary distribution related to the transformation of Copel into a company with dispersed capital and without a controlling shareholder, to be carried out during the year 2023.

For more information access Relevant Facts 05/23 and 06/23.

Signing of ACT and compensation for termination of the payment of the additional third of Vacation Bonus

Copel and its Subsidiaries entered into, in January 2023, the Collective Bargaining Agreement 2022/2024 with the unions that represent the Company's employees. The agreement approved the indemnity for the cessation of payment related to the additional third by way of Vacation Bonus, contained in the previous Collective Bargaining Agreements. In addition to 1/3 of the employee's remuneration as a constitutional third (CF, 7th, XVII), Copel had an additional 1/3 as a benefit to employees. For the extinction of this benefit, it was paid, in a single installment, with an indemnity nature, a compensation cost of R$138.2 million.

RESULTS | 1Q23	23

Inspeção Técnica em Foz do Areia – FDA

During the scheduled stoppage for inspection, which ended on 03/25/23, of generating unit 03 of the HPP Gov. Bento Munhoz da Rocha Netto (Foz Do Areia - FDA), which has a unit Assured Energy of approximately 144.8 average MW, an isolated fault was identified in the upper wear ring of the turbine rotor. This generating unit will remain unavailable, with a view to carrying out a diagnosis on the cause of the incident and the respective actions for its repair, when the return forecast for this generating unit will be updated. Eventual financial impacts related to non-generation or any reduction in the plant's Assured Energy will only be estimated after the completion of this work. It should be noted that FDA currently has 575.3 average MW of Assured Energy, approved by Ordinance No. 709/2022/GM/MME.

Selection of Equity Investment Fund Manager for Corporate Venture Capital (CVC)

The Company's Board of Directors approved the selection of the company Vox Capital Gestão de Recursos S.A. as manager of Fundo de Investimentos em Participações (“FIP”) for Copel's Corporate Venture Capital (“CVC”) program, or “Copel Ventures”. Copel's Corporate Venture Capital (CVC) model is part of the company's strategy for the 2030 horizon, and seeks to encourage, with a commitment to contribute R$150 million to be invested over the next few years, innovative proposals within the energy and that are adequate to the portfolio of the innovation and investment thesis, in the themes: Clean Renewable Energies, Innovative Internal Processes; Energy as a Service; Asset and Facilities Management; and Smart Cities. The selection process began on November 21, 2022, with the publication of the public call notice COPEL HOL-DDN 06/2022 for the selection of the management company for the FIP. Eight bidders competed in the public call, whose proposals were evaluated according to criteria of experience, scope and history of action, experience in the electricity sector or with energytechs, methodologies and services offered and cost structure.

Copel GeT wins gold in the Best in Management Award in 2023

Copel Geração e Transmissão is the winner of the Melhores em Gestão® Award, promoted by the National Quality Foundation (FNQ). The company received the Gold level trophy at a ceremony held in São Paulo. Annually, FNQ rewards the companies that obtained the best performance in the application of the Management Excellence Model® (MEG), in the last evaluation cycle. The methodology is made up of eight foundations that should guide business administration: systemic thinking, organizational learning and innovation, transformative leadership, commitment to stakeholders, adaptability, sustainable development, process orientation and value generation. This year, fourteen companies entered the ranking of the best in management in Brazil. This award is recognition of the Company's commitment to good governance practices for the sustainable development of its businesses.

Copel starts implementation of electric vehicle fleet

Copel initiated actions to reach the goal that foresees the electrification of its vehicles. In March, the Company entered into a partnership with Mobilize dedicated to new mobility and which offers a wide range of services for the leasing of electric cars that will integrate the company's light vehicle fleet. The goal of decarbonizing Copel's light vehicle fleet is one of the strategic pillars of the 2030 vision, announced by the company on Copel Day 2022. By the end of the year, 15% of light vehicles will be replaced by electric models, that is, 30 vehicles. By 2027, 61 vehicles (30% of the fleet) will be electric, reaching 50% of the fleet in 2030 (102 cars).

Copel completed an innovative R&D project at Colíder HPP

The R&D Project applied at HPP Colíder and entitled Methodology for Computational Modeling of TDG in Water in Spillway Effluent Flows, developed by Copel Geração e Transmissão – Copel GeT and Lactec Institutes, with the participation of the University of Iowa/IIHR, was completed in March. (USA). Total Dissolved Gases (TDG) is a measure of the partial pressures of all gases dissolved in water (mainly oxygen and nitrogen) which, at high values (supersaturation), can cause the so-called “bubble disease” in fish. ” - when there is formation of gas bubbles in the blood and tissues of animals. The project, unprecedented in Brazil, developed a computational modeling methodology to simulate the process of transporting air bubbles in water and the process of dissolution and transport of gases that occur during the operation of a spillway, estimating the percentage of TDG that can be formed before and after designing a deflector. Copel GeT invested R$8.9 million in this R&D, which involved 44,000 hours of work by the professionals involved in the study. So far, seven technical articles have been published that deal with the studies carried out within the scope of R&D and the successful project of the deflectors of the Colíder hydroelectric plant, contributing to the design of future plants, mainly in the Amazon basin, to contemplate the solution.

RESULTS | 1Q23	24

Copel prepares for the expansion of the free energy market

One of the largest energy trading companies in Brazil, Copel Mercado Livre underwent an internal restructuring to become the main gateway for the company's customers. The change represents another step in the preparation for the new phase of opening the free energy market, which in 2024 will be extended to all customers served in high voltage (those connected to the electrical grid at voltage equal to or greater than 2.3 kilovolts, usually companies, industries, markets and shopping centers). This change will allow all businesses that are currently served by the distributor to choose their energy supplier. The advantages of the free market for companies are greater flexibility to choose the amount of contracted energy, price, period of supply and payment terms. In order to serve these new customers in a personalized and efficient manner, the change implemented by Copel unifies, at the trading company, all areas that work with energy planning and energy trading in the generation and distribution subsidiaries. With the expansion, Copel Mercado Livre's team doubles in size and adds the technical knowledge of professionals with experience in the areas of energy generation and distribution. The fusion of this knowledge is important, for example, because future free market customers come from the distributor, which operates in a regulated manner.

RESULTS | 1Q23	25

.Disclaimer

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Investor Relations

ri@copel.com

Phone: +55 (41) 3331-4011

RESULTS | 1Q23	26

RESULTS 1Q23

List of Exhibit

COPEL Pura Energia

I CONSOLIDATED RESULTS

- INCOME STATEMENT
- BALANCE SHEET
- CASH FLOW
- EBITDA AND FINANCIAL RESULT
- EQUITY IN EARNINGS OF SUBSIDIARIES
- SHARE CAPITAL

II RESULT BY SUBSIDIARY

- COPEL GET INCOME STATEMENT
- COPEL DIS INCOME STATEMENT
- COPEL COM INCOME STATEMENT
- INCOME STATEMENT BY COMPANY QUARTER
- ASSETS BY COMPANY
- LIABILITIES BY COMPANY

III ENERGY MARKET

- DIS AND TOTAL MARKET
- ENERGY FLOW
- ENERGY FLOW (2)
- TARIFFS
- ELECTRICITY PURCHASED AND CHARGES
- ENERGY BALANCE
- WIND POWER PRICES

IV OPERATIONAL DATA

- INDICATORS SUMMARY
- GENERATION
- GENERATION - INTEREST
- TRANSMISSION
- DISTRIBUTION

Exhibit I -CONSOLIDATED RESULTS > INCOME STATEMENT
			R$ '000
Income Statement	1Q23	1Q22	Δ%

OPERATING REVENUES	5,530,666	5,587,749	(1.0)
Electricity sales to final customers	1,904,159	2,134,153	(10.8)
Electricity sales to distributors	892,664	1,001,675	(10.9)
Use of the main distribution and transmission grid	1,496,218	1,262,904	18.5
Construction revenue	531,360	487,063	9.1
Fair value of assets from the indemnity for the concession	25,734	42,549	(39.5)
Distribution of piped gas	260,118	233,089	11.6
Result of Sectorial financial assets and liabilities	244,226	324,185	(24.7)
Other operating revenues	176,187	102,131	72.5
OPERATING COSTS AND EXPENSES	(4,420,514)	(4,530,050)	(2.4)
Electricity purchased for resale	(1,820,975)	(1,939,498)	(6.1)
Charge of the main distribution and transmission grid	(687,571)	(774,975)	(11.3)
Personnel and management	(425,170)	(282,325)	50.6
Pension and healthcare plans	(65,998)	(68,085)	(3.1)
Materials and supplies	(20,923)	(18,236)	14.7
Materials and supplies for power eletricity	(6,750)	(85,431)	(92.1)
Natural gas and supplies for the gas business	(181,782)	(187,412)	(3.0)
Third-party services	(237,557)	(167,930)	41.5
Depreciation and amortization	(352,650)	(320,378)	10.1
Provisions and reversals	10,723	(115,948)	-
Construction cost	(528,981)	(476,717)	11.0
Other cost and expenses	(102,880)	(93,115)	10.5
EQUITY IN EARNINGS OF SUBSIDIARIES	104,088	112,781	(7.7)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,214,240	1,170,480	3.7
FINANCIAL RESULTS	(333,139)	(213,227)	56.2
Financial income	240,639	259,875	(7.4)
Financial expenses	(573,778)	(473,102)	21.3
OPERATIONAL EXPENSES/ INCOME	881,101	957,253	(8.0)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(245,611)	(287,462)	(14.6)
Income tax and social contribution on profit	(161,823)	(273,849)	(40.9)
Deferred income tax and social contribution on profit	(83,788)	(13,613)	515.5
NET PROFIT	635,490	669,791	(5.1)
Attributed to shareholders of the parent company - continuous operations	626,590	664,341	(5.7)
Attributed to non-controlling shareholders	8,900	5,450	63.3
EBITDA	1,566,890	1,490,858	5.1

Exhibit I -CONSOLIDATED RESULTS > BALANCE SHEET
R$'000				R$'000

Assets	Mar-23	Dec-22	Δ%	Liabilities	Mar-23	Dec-22	Δ%
CURRENT	9,962,530	9,327,249	6.8	CURRENT	7,362,539	7,156,597	2.9
Cash and cash equivalents	2,911,274	2,678,457	8.7	Payroll, social charges and accruals	247,831	252,789	(2.0)
Bonds and securities	92	93	(1.2)	Suppliers	1,962,381	2,090,022	(6.1)
Collaterals and escrow accounts	178	157	13.2	Income tax and social contribution payable	81,503	156,191	(47.8)
Customers	3,460,367	3,342,050	3.5	Other taxes due	367,539	303,606	21.1
Dividends receivable	137,297	138,330	(0.7)	Loans and financing	336,274	278,838	20.6
Sectorial financial assets	327,135	190,699	71.5	Debentures	1,468,414	1,346,347	9.1
Account receivable related to concession	8,563	8,603	(0.5)	Minimum compulsory dividend payable	484,759	482,325	0.5
Contract Assets	242,259	220,660	9.8	Post employment benefits	86,404	73,814	17.1
Other current receivables	998,201	897,380	11.2	Customer charges due	42,338	46,488	(8.9)
Inventories	223,225	194,850	14.6	Research and development and energy efficiency	376,147	370,244	1.6
Income tax and social contribution	374,539	355,065	5.5	Accounts Payable related to concession	105,228	105,003	0.2
Other current recoverable taxes	1,208,196	1,239,694	(2.5)	Net sectorial financial liabilities	208,178	433,914	(52.0)
Prepaid expenses	69,775	60,076	16.1	Lease liability	66,254	64,870	2.1
Related parties	1,430	1,135	26	Other accounts payable	713,968	601,619	18.7
NON-CURRENT	43,101,944	40,376,451	6.8	PIS and COFINS to be refunded to costumers	815,321	550,527	48.1
Long Term Assets	16,947,496	16,442,145	3.1	NON-CURRENT	23,935,402	21,415,878	11.8
Bonds and securities	501,702	430,963	16.4	Suppliers	125,339	125,448	(0.1)
Other temporary investments	26,802	25,619	4.6	Deferred income tax and social contribution	1,799,750	1,517,682	18.6
Customers	117,630	109,819	7.1	Other taxes due	631,616	633,491	(0.3)
Judicial deposits	631,837	632,458	(0.1)	Loans and financing	5,113,768	4,371,525	17.0
Sectoral financial assets	109,045	190,699	(42.8)	Debentures	7,808,247	6,457,508	20.9
Account receivable related to concession	2,403,465	2,269,690	5.9	Post employment benefits	994,854	996,223	(0.1)
Contract Assets	7,536,312	7,452,019	1.1	Research and development and energy efficiency	256,226	244,514	4.8
Other non-current receivables	1,372,447	931,452	47.3	Accounts Payable related to concession	830,715	832,539	(0.2)
Income tax and social contribution	128,108	127,824	0.2	Net sectorial financial liabilities	50,945	49,341	3.3
Deferred income tax and social contribution	1,637,997	1,644,299	(0.4)	Lease liability	202,543	208,886	(3.0)
Other non-current recoverable taxes	2,481,904	2,627,293	(5.5)	Other accounts payable	1,000,001	645,234	55.0
Prepaid expenses	247	10	-	PIS and COFINS to be refunded to costumers	1,231,291	1,444,631	(14.8)
Investments	3,435,680	3,325,731	3.3	Provision for allocation of Pis and Cofins credits	1,876,933.0	1,851,257	1.4
Property, plant and equipment, net	11,189,018	10,069,468	11.1	Provisions for litigation	2,013,174	2,037,599	(1.2)
Intangible assets	11,274,717	10,277,727	9.7	EQUITY	21,766,534	21,131,225	3.0
Right to use an asset	255,034	261,380	(2.4)	Attributed to controlling shareholders	21,443,824	20,817,364	3.0
TOTAL	53,064,475	49,703,700	6.8	Share capital	10,800,000	10,800,000	-
				Equity valuation adjustments	585,053	593,382	(1.4)
				Legal reserves	1,512,687	1,512,687	0.0
				Retained earnings	7,911,295	7,911,295	-
				Accrued earnings	634,789	-	-
				Attributable to non-controlling interest	322,710	313,861	2.8
				TOTAL	53,064,475	49,703,700	6.8

Exhibit I -CONSOLIDATED RESULTS > CASH FLOW
		R$'000
Consolidated Cash Flow	31-Mar-23	31-Mar-22
CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income	635,490	669,791
Adjustments to reconcile net income for the period with cash generation from operating activities:	1,054,954	1,026,767
Unrealized monetary and exchange variation and debt charges - net	426,041	305,700
Interest - bonus from the grant of concession agreements under the quota system	(36,944)	(41,919)
Remuneration of transmission concession contracts	(238,365)	(267,530)
Income tax and social contribution	161,823	273,849
Deferred income tax and social contribution	83,788	13,613
Equity in earnings of investees	(104,088)	(112,781)
Appropriation of post-employment benefits obligations	68,482	66,524
Creation for research and development and energy efficiency programs	40,203	41,434
Recognition of fair value of assets from the indemnity for the concession	(25,734)	(42,549)
Sectorial financial assets and liabilities result	(269,120)	(357,229)
Depreciation and amortization	352,650	320,378
Net operating estimated losses, provisions and reversals	(10,723)	115,948
Realization of added value in business combinations	(181)	(180)
Fair value in energy purchase and sale operations	(50,291)	21,834
Derivatives fair value	-	2,907
Loss on disposal of accounts receivable related to concession	30	16
Loss on disposal of contract assets	2,834	3,636
Loss on disposal of property, plant and equipment	811	405
Loss on disposal of intangible assets	18,252	12,943
Result of write-offs of use rights of assets and liabilities of leases - net	(4)	(23)
Decrease (increase) in assets	143,709	454,445
Trade accounts receivable	107,912	85,124
Dividends and interest on own capital received	5,860	4,127
Judicial deposits	11,565	9,931
Sectorial financial assets	13,796	224,089
Other receivables	(44,699)	129,138
Inventories	(24,064)	(14,218)
Income tax and social contribution recoverable	(8,596)	(23,502)
Other taxes recoverable	91,942	49,080
Prepaid expenses	(9,712)	(9,324)
Related parties	(295)	-
Increase (decrease) in liabilities	(133,282)	25,731
Payroll, social charges and accruals	40,770	42,191
Related parties	-	-
Suppliers	(209,165)	(478,058)
Other taxes	208,575	196,852
Post-employment benefits	(57,261)	(50,141)
Sectorial charges due	(4,150)	422,789
Research and development and energy efficiency	(29,894)	(55,326)
Payable related to the concession	(29,049)	(26,846)
Other accounts payable	20,647	40,232
Provisions for legal claims	(73,755)	(65,962)
CASH GENERATED BY OPERATING ACTIVITIES	1,065,381	1,506,943
Income tax and social contribution paid	(210,839)	(125,556)
Loans and financing - interest due and paid	(166,072)	(77,479)
Debentures - interest due and paid	(142,569)	(115,772)
Charges for lease liabilities paid	(5,711)	(4,653)
NET CASH GENERATED FROM OPERATING ACTIVITIES	540,190	1,183,483
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments	(45,745)	116,514
Loans and financing granted to related parties	-	-
Additions to contract assets	507,193	(534,968)
Acquisitions of subsidiaries - effect on cash	(912,139)	-
Additions in investments	(10,780)	(4,830)
Capital reduction of investees	-	61,536
Additions to property, plant and equipment	35,814	(170,806)
Additions to intangible assets	(2,044)	(1,567)
NET CASH USED FROM INVESTING ACTIVITIES	(1,513,715)	(534,121)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	-	55,788
Issue of debentures	1,300,000	-
Transaction costs in the issuing of debentures	(11,325)	-
Payments of principal - loans and financing	(59,216)	(189,291)
Payments of principal - debentures	(5,688)	(5,492)
Amortization of principal of lease liabilities	(17,384)	(12,232)
Dividends and interest on own capital paid	(45)	(6)
NET CASH USED BY FINANCING ACTIVITIES	1,206,342	(151,233)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	232,817	498,129
Cash and cash equivalents at the beginning of the period	2,678,457	3,472,845
Cash and cash equivalents at the end of the period	2,911,274	3,970,974
CHANGE IN CASH AND CASH EQUIVALENTS	232,817	498,129

Exhibit I -CONSOLIDATED RESULTS > ADJUSTED EBITDA AND FINANCIAL RESULT
			R$'000
	1Q23	1Q22	Δ%
EBITDA	1,566,890	1,490,858	5.1
(-)/+ Fair value in the purchase and sale of energy	(50,291)	21,834	-
(-)/+ Impairment	(36,925)	-	-
(-)/+ Tariff flag account on MMGD	-	(43,447)	-
(-)/+ indemnity of adittional third of vacation bonus	138,173	-	-
(-)/+ Provision/Reversal of PDI indemnities	-	(7,880)	-
Adjusted EBITDA	1,617,847	1,461,365	10.7
(-)/+ Equity in earnings of subsidiaries	(104,088)	(112,781)	(7.7)
Adjusted EBITDA without earnings of subsidiaries	1,513,759	1,348,584	12.2

			R$'000
	1Q23	1Q22	Δ%
Financial Revenues	240,636	259,875	(7.4)
Income from investments held for trading	97,604	87,944	11.0
Late fees on electricity bills	55,569	76,417	(27.3)
Monetary restatement and adjustment to present value of accounts payable related to concession	7,374	1,286	-
Income from sectorial assets and liabilities	25,195	32,129	(21.6)
Exchange variation About Purchase Itaipu Electric Power	3,338	29,507	(88.7)
Tax credit recognition	17,691	15,007	17.9
Other financial revenues	42,443	27,812	52.6
(-) Pis/Pasep and Cofins on revenues	(8,578)	(10,227)	(16.1)
Financial Expenses	(573,778)	(473,102)	21.3
Monetary variation, foreign exchange and debt service charges	(466,949)	(347,730)	34.3
Monetary variation and adjustment to present value of accounts payable related to concession	(34,824)	(71,475)	(51.3)
Exchange variation About Purchase Itaipu Electric Power	(813)	(4,600)	(82.3)
Income from sectorial assets and liabilities	(1,605)	(3,791)	(57.7)
Interest on R&D and PEE	(7,307)	(8,045)	(9.2)
Interest on tax installments	(10,561)	(7,749)	36.3
Interest on lease liabilities	(5,717)	(3,865)	47.9
Other financial expenses	(46,002)	(25,847)	78.0
Financial income (expenses)	(333,142)	(213,227)	56.2

Exhibit I -CONSOLIDATED RESULTS > EQUITY IN EARNINGS OF SUBSIDIARIES AND INDICATORS
								R$'000
Variation in Equity in earnings of subsidiaries						1Q23	1Q22	Δ%
Joint Ventures						98,895	106,548	(7.2)
Voltalia São Miguel do Gostoso I Participações S.A.						(1,241)	(2,609)	(52.4)
Caiuá Transmissora de Energia S.A.						4,056	4,480	(9.5)
Integração Maranhense Transmissora de Energia S.A.						9,450	7,060	33.9
Matrinchã Transmissora de Energia (TP NORTE) S.A.						26,949	28,601	(5.8)
Guaraciaba Transmissora de Energia (TP SUL) S.A.						12,092	13,338	(9.3)
Paranaíba Transmissora de Energia S.A.						9,352	12,205	(23.4)
Mata de Santa Genebra Transmissão S.A.						22,308	23,572	(5.4)
Cantareira Transmissora de Energia S.A.						15,816	19,837	(20.3)
Solar Paraná						113	64	76.6
Associates						5,193	6,233	(16.7)
Dona Francisca Energética S.A.						1,033	1,639	(37.0)
Foz do Chopim Energética Ltda.						4,161	4,596	(9.5)
Others ¹						(1)	(2)	(50.0)
TOTAL						104,088	112,781	(7.7)
[1] Includes Carbocampel S.A., Copel Amec S/C Ltda, Escoelectric Ltda e Dois Saltos Ltda.

								R$'000
Main Indicators -AssociatesMar-23					Dona Francisca		Foz do Chopim
Total assets						171,937		47,832
Shareholder’s equity¹						126,255		45,488
Net operating revenue						16,468		15,051
Net Income						4,479		11,635
Participation in the enterprise - %						23.0		35.8
Investment book value						29,076		16,269
								R$'000
Main Indicators -Joint ventures Mar-23	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Total assets	236,401	339,171	616,345	3,012,430	1,607,296	1,988,157	3,726,706	1,856,198
Shareholder’s equity¹	234,152	263,984	434,149	1,956,079	977,941	1,116,188	1,426,284	998,337
Net operating revenue	-	11,912	20,078	102,392	53,922	72,662	133,026	60,070
Net Income	(2,534)	8,279	19,286	54,997	24,679	38,175	44,526	32,278
Participation in the enterprise - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	114,735	129,353	212,732	958,477	479,191	273,465	714,568	489,185
Note: Income from Transmitters according to adjustments for the application of CPC 47 / IFRS 15 in the Corporate Statements.

Exhibit I -CONSOLIDATED RESULTS > SHARE CAPITAL

Share Capital - As of March, 31,2023
								Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	734,298	69.7%	-	-	115,945	6.9%	850,243	31.1%
BNDESPAR	131,162	12.4%	-	-	524,646	31.2%	655,808	24.0%
Free Floating	170,029	16.1%	682	21.8%	1,037,743	61.8%	1,208,454	44.2%
B3	138,212	13.1%	682	21.8%	909,513	54.2%	1,048,407	38.3%
NYSE	31,595	3.0%	-	-	126,379	7.5%	157,974	5.8%
LATIBEX	222	0.0%	-	-	1,851	0.1%	2,073	0.1%
Other	18,601	1.8%	2,446	78.2%	1,001	0.1%	22,049	0.8%
TOTAL	1,054,090	100%	3,128	100%	1,679,335	100%	2,736,554	100%

								Thousand shares
Shareholders							UNIT	%
State of Paraná							28,986	13.3%
BNDESPAR							131,162	60.3%
Free Floating							57,195	26.3%
B3							25,378	11.7%
NYSE							31,595	14.5%
LATIBEX							222	0.1%
Other							71	0.0%
TOTAL							217,414	100%

Exhibit II-RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED)
			R$'000
Income Statement	1Q23	1Q22	Δ%
OPERATING REVENUES	1,345,859	1,399,595	(3.8)
Electricity sales to final customers	(9)	83	-
Electricity sales to distributors	1,007,682	1,027,421	(1.9)
Use of the main transmission grid	293,039	315,894	(7.2)
Construction revenue	38,392	43,681	(12.1)
Other operating revenues	6,755	12,516	(46.0)
OPERATING COSTS AND EXPENSES	(654,548)	(710,413)	(7.9)
Electricity purchased for resale	(18,017)	(54,353)	(66.9)
Charges of main distribution and transmission grid	(153,731)	(132,466)	16.1
Personnel and management	(131,599)	(88,381)	48.9
Pension and healthcare plans	(20,444)	(20,191)	1.2
Materials and supplies	(4,298)	(3,495)	23.0
Materials and supplies for power eletricity	(6,878)	(88,177)	(92.2)
Third-party services	(65,171)	(49,003)	33.0
Depreciation and amortization	(202,015)	(190,306)	6.2
Provisions and reversals	32,565	(6,351)	-
Construction cost	(36,013)	(33,335)	8.0
Other cost and expenses	(48,947)	(44,355)	10.3
EQUITY IN EARNINGS OF SUBSIDIARIES	104,186	113,689	(8.4)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	795,497	802,871	(0.9)
FINANCIAL RESULTS	(219,592)	(160,282)	37.0
Financial income	86,025	61,811	39.2
Financial expenses	(305,617)	(222,093)	37.6
OPERATIONAL EXPENSES/ INCOME	575,905	642,589	(10.4)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(162,944)	(179,235)	(9.1)
Income tax and social contribution on profit	(104,545)	(125,580)	(16.7)
Deferred income tax and social contribution on profit	(58,399)	(53,655)	8.8
NET INCOME (LOSS)	412,961	463,354	(10.9)
EBITDA	997,512	993,177	0.4

Exhibit II-RESULT BY SUBSIDIARY > COPEL DIS
			R$'000
Income Statement	1Q23	1Q22	Δ%
OPERATING REVENUES	3,531,641	3,521,968	0.3
Electricity sales to final customers	1,324,337	1,553,540	(14.8)
Electricity sales to distributors	34,115	52,555	(35.1)
Use of the main distribution grid	1,300,992	1,040,904	25.0
Construction revenue	489,977	439,969	11.4
Fair value of assets from the indemnity for the concession	25,734	28,470	(9.6)
Sectorial assets and liabilities result	244,226	324,185	(24.7)
Other operating revenues	112,260	82,345	36.3
OPERATING COSTS AND EXPENSES	(3,238,770)	(3,195,366)	1.4
Electricity purchased for resale	(1,464,757)	(1,442,253)	1.6
Charges of main transmission grid	(625,128)	(729,815)	(14.3)
Personnel and management	(260,812)	(165,461)	57.6
Pension and healthcare plans	(41,545)	(42,945)	(3.3)
Materials and supplies	(15,960)	(14,068)	13.4
Third-party services	(155,176)	(108,721)	42.7
Depreciation and amortization	(124,363)	(108,525)	14.6
Provisions and reversals	(17,610)	(98,910)	(82.2)
Construction cost	(489,977)	(439,969)	11.4
Other cost and expenses	(43,442)	(44,700)	(2.8)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	292,871	326,601	(10.3)
FINANCIAL RESULTS	(112,535)	22,050	-
Financial income	115,620	162,138	(28.7)
Financial expenses	(228,155)	(140,087)	62.9
OPERATIONAL EXPENSES/ INCOME	180,336	348,652	(48.3)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(40,646)	(120,615)	(66.3)
Income tax and social contribution on profit	(26,320)	(134,044)	(80.4)
Deferred income tax and social contribution on profit	(14,326)	13,429	-
NET INCOME (LOSS)	139,690	228,037	(38.7)
EBITDA	417,234	435,126	(4.1)

Exhibit II-RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE)
			R$'000
Income Statement	1Q23	1Q22	Δ%
OPERATING REVENUES	1,116,652	1,184,043	(5.7)
Electricity sales to final customers	580,207	581,249	(0.2)
Electricity sales to distributors	479,303	600,412	(20.2)
Other operating revenues	57,142	2,381	-
OPERATING COSTS AND EXPENSES	(1,018,224)	(1,183,306)	(14.0)
Electricity purchased for resale	(1,008,782)	(1,176,409)	(14.2)
Personnel and management	(5,471)	(3,445)	58.8
Pension and healthcare plans	(510)	(463)	10.2
Materials and supplies	(9)	(12)	(29.2)
Third-party services	(502)	(960)	(47.8)
Depreciation and amortization	(714)	(77)	822.1
Provisions and reversals	(465)	(745)	(37.6)
Other cost and expenses	(1,772)	(1,193)	48.6
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	98,428	737	-
FINANCIAL RESULTS	8,547	6,269	36.3
Financial income	8,631	6,355	35.8
Financial expenses	(84)	(86)	(2.1)
OPERATIONAL EXPENSES/ INCOME	106,975	7,006	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(36,471)	(2,364)	-
Income tax and social contribution on profit	(13,638)	(6,944)	96.4
Deferred income tax and social contribution on profit	(22,833)	4,580	-
NET INCOME (LOSS)	70,504	4,642	-
EBITDA	99,142	815	-

Exhibit II-RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY
R$'000
Income Statement 1Q23	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	625,877	317,699	3,531,641	263,251	41,034	-	-	203,808	192,001	7,953	22,700	1,116,652	-	(791,950)	5,530,666
Electricity sales to final customers	-	-	1,324,337	-	-	-	-	-	-	(9)	-	580,207	-	(376)	1,904,159
Electricity sales to distributors	611,265	-	34,115	-	40,816	-	-	203,808	191,997	7,962	-	479,303	-	(676,602)	892,664
Use of the main distribution and transmission grid (TUSD/ TUST)	-	273,146	1,300,992	-	-	-	-	-	-	-	22,324	-	-	(100,244)	1,496,218
Construction revenue	-	38,022	489,977	2,991	-	-	-	-	-	-	370	-	-	-	531,360
Fair value of assets from the indemnity for the concession	-	-	25,734	-	-	-	-	-	-	-	-	-	-	-	25,734
Distribution of piped gas	-	-	-	260,260	-	-	-	-	-	-	-	-	-	(142)	260,118
Sectoral assets and liabilities result	-	-	244,226	-	-	-	-	-	-	-	-	-	-	-	244,226
Other operating revenues	14,612	6,531	112,260	-	218	-	-	-	4	-	6	57,142	-	(14,586)	176,187
OPERATING COSTS AND EXPENSES	(306,870)	(121,398)	(3,238,770)	(219,345)	(22,273)	(21,760)	(661)	(120,861)	(97,815)	(5,120)	(2,801)	(1,018,224)	(34,179)	789,563	(4,420,514)
Energy purchased for resale	(11,769)	-	(1,464,757)	-	(502)	-	-	(7,544)	(5,575)	(474)	-	(1,008,782)	-	678,428	(1,820,975)
Charges of the main distribution and transmission grid	(90,281)	-	(625,128)	-	(5,923)	(8,640)	-	(15,244)	(39,025)	(328)	-	-	-	96,998	(687,571)
Personnel and management	(70,418)	(52,646)	(260,812)	(10,863)	(1,203)	(1,606)	-	(5,186)	(1,011)	(402)	(330)	(5,471)	(15,222)	-	(425,170)
Private pension and health plans	(11,482)	(8,178)	(41,545)	(1,500)	(56)	(187)	-	(454)	(89)	(24)	(30)	(510)	(1,943)	-	(65,998)
Materials and supplies	(2,311)	(1,355)	(15,960)	(213)	(121)	(4)	-	(363)	(219)	(32)	(15)	(9)	(321)	-	(20,923)
Materials and supplies for power eletricity	(6,716)	-	-	-	-	(162)	-	-	-	-	-	-	-	128	(6,750)
Natural gas and supplies for gas business	-	-	-	(181,782)	-	-	-	-	-	-	-	-	-	-	(181,782)
Third-party services	(24,387)	(14,780)	(155,176)	(3,073)	(3,829)	(5,104)	(172)	(24,008)	(8,794)	(820)	(1,676)	(501)	(10,671)	15,434	(237,557)
Depreciation and amortization	(94,648)	(3,881)	(124,363)	(15,775)	(8,544)	(5,460)	(511)	(61,038)	(31,899)	(2,801)	(7)	(714)	(729)	(2,280)	(352,650)
Provisions and reversals	32,356	(2,243)	(17,610)	(365)	-	-	-	2,508	-	-	(56)	(465)	(3,120)	(282)	10,723
Construction cost	-	(35,643)	(489,977)	(2,991)	-	-	-	-	-	-	(370)	-	-	-	(528,981)
Other operating costs and expenses	(27,214)	(2,672)	(43,442)	(2,783)	(2,095)	(597)	22	(9,532)	(11,203)	(239)	(317)	(1,772)	(2,173)	1,137	(102,880)
EQUITY IN EARNINGS OF SUBSIDIARIES	85,804	120,244	-	-	-	-	-	21,911	-	-	-	-	639,572	(763,443)	104,088
EARNINGS BEFORE INCOME TAXES	404,811	316,545	292,871	43,906	18,761	(21,760)	(661)	104,858	94,186	2,833	19,899	98,428	605,393	(765,830)	1,214,240
FINANCIAL RESULTS	(87,668)	(102,080)	(112,535)	(4,503)	(19,283)	598	(156)	(40,607)	5,154	3,232	1,779	8,547	14,383	-	(333,139)
Financial income	25,045	13,745	115,620	6,153	12,690	2,233	170	33,975	5,301	3,232	2,494	8,631	14,924	(3,574)	240,639
Financial expenses	(112,713)	(115,825)	(228,155)	(10,656)	(31,973)	(1,635)	(326)	(74,582)	(147)	-	(715)	(84)	(541)	3,574	(573,778)
OPERATIONAL EXPENSES / INCOME	317,143	214,465	180,336	39,403	(522)	(21,162)	(817)	64,251	99,340	6,065	21,678	106,975	619,776	(765,830)	881,101
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(78,428)	(31,943)	(40,646)	(13,480)	1,114	-	-	(16,639)	(33,725)	(1,347)	(1,578)	(36,471)	6,814	718	(245,611)
NET INCOME	238,715	182,522	139,690	25,923	592	(21,162)	(817)	47,612	65,615	4,718	20,100	70,504	626,590	(765,112)	635,490
Attributed to controlling shareholders	238,715	182,522	139,690	13,222	414	(17,183)	(817)	47,612	65,615	4,718	20,100	70,504	626,590	(765,112)	626,590
Attributed to non-controlling interest	-	-	-	12,701	178	(3,979)	-	-	-	-	-	-	-	-	8,900
EBITDA continued operations	499,459	320,426	417,234	59,681	27,305	(16,300)	(150)	165,896	126,085	5,634	19,906	99,142	606,122	(763,550)	1,566,890

R$'000
Income Statement 1Q22	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	621,952	338,680	3,521,968	253,647	54,867	98,032	8,014	142,551	186,193	7,298	30,127	1,184,042	-	(859,620)	5,587,749
Electricity sales to final customers	83	-	1,553,540	-	-	-	-	-	-	-	-	581,249	-	(719)	2,134,153
Electricity sales to distributors	601,650	-	52,555	-	54,867	98,032	-	140,486	186,188	7,298	-	600,412	-	(739,813)	1,001,675
Use of the main distribution and transmission grid (TUSD/ TUST)	-	290,461	1,040,904	-	-	-	-	-	-	-	28,027	-	-	(96,488)	1,262,904
Construction revenue	-	41,587	439,969	3,413	-	-	-	-	-	-	2,094	-	-	-	487,063
Fair value of assets from the indemnity for the concession	-	-	28,470	14,079	-	-	-	-	-	-	-	-	-	-	42,549
Distribution of piped gas	-	-	-	236,116	-	-	-	-	-	-	-	-	-	(3,027)	233,089
Sectoral assets and liabilities result	-	-	324,185	-	-	-	-	-	-	-	-	-	-	-	324,185
Other operating revenues	20,218	6,632	82,345	39	-	-	8,014	2,065	5	-	6	2,381	-	(19,573)	102,131
OPERATING COSTS AND EXPENSES	(327,820)	(93,134)	(3,195,367)	(219,506)	(22,280)	(109,890)	(6,467)	(97,791)	(98,585)	(4,948)	(3,667)	(1,183,305)	(41,838)	874,542	(4,530,050)
Energy purchased for resale	(41,132)	-	(1,442,253)	-	(60)	-	-	(8,160)	(10,680)	(616)	-	(1,176,409)	-	739,810	(1,939,498)
Charges of the main distribution and transmission grid	(81,507)	-	(729,815)	-	(6,572)	(7,864)	-	(10,462)	(34,982)	(327)	-	-	-	96,555	(774,975)
Personnel and management	(49,206)	(33,894)	(165,461)	(9,766)	(1,118)	(1,331)	(3,778)	(2,835)	(623)	(293)	(198)	(3,445)	(10,376)	-	(282,325)
Private pension and health plans	(11,787)	(7,952)	(42,945)	(1,392)	(53)	(154)	(1,282)	(222)	(52)	(11)	(16)	(463)	(1,759)	-	(68,085)
Materials	(2,096)	(1,103)	(14,068)	(241)	(144)	(9)	(36)	(122)	(163)	-	(2)	(12)	(239)	-	(18,236)
Raw material and supplies - energy production	-	-	-	-	-	(88,177)	-	-	-	-	-	-	-	2,746	(85,431)
Natural gas and supplies for gas business	-	-	-	(187,412)	-	-	-	-	-	-	-	-	-	-	(187,412)
Third-party services	(20,126)	(9,509)	(108,721)	(3,417)	(3,252)	(5,593)	(826)	(17,983)	(10,195)	(566)	(1,429)	(960)	(6,944)	21,598	(167,930)
Depreciation and amortization	(93,256)	(3,000)	(108,525)	(10,550)	(9,851)	(5,924)	(468)	(48,273)	(37,076)	(2,771)	(8)	(77)	(601)	-	(320,378)
Provisions and reversals	(4,308)	(1,674)	(98,910)	(1,755)	-	(259)	(1)	(106)	-	-	(5)	(745)	(22,928)	14,742	(115,948)
Construction cost	-	(31,241)	(439,969)	(3,413)	-	-	-	-	-	-	(2,094)	-	-	-	(476,717)
Other operating costs and expenses	(24,402)	(4,761)	(44,701)	(1,560)	(1,230)	(579)	(76)	(9,629)	(4,815)	(364)	85	(1,194)	1,008	(907)	(93,115)
EQUITY IN EARNINGS OF SUBSIDIARIES	65,680	134,947	-	-	-	-	-	11,649	-	-	-	-	711,739	(811,234)	112,781
EARNINGS BEFORE INCOME TAXES	359,811	380,493	326,601	34,141	32,586	(11,858)	1,547	56,409	87,608	2,350	26,460	737	669,901	(796,312)	1,170,480
FINANCIAL RESULTS	(84,754)	(55,854)	22,051	3,068	(64,527)	4,367	213	(31,763)	6,895	113	718	6,269	(20,019)	-	(213,227)
Financial income	25,414	13,345	162,138	10,769	3,351	6,176	515	21,128	7,002	113	1,461	6,355	17,082	(14,973)	259,875
Financial expenses	(110,168)	(69,199)	(140,087)	(7,701)	(67,879)	(1,809)	(302)	(52,891)	(107)	-	(743)	(86)	(37,100)	14,973	(473,102)
OPERATIONAL EXPENSES / INCOME	275,057	324,639	348,652	37,209	(31,941)	(7,491)	1,760	24,646	94,503	2,462	27,178	7,006	649,882	(796,312)	957,253
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(69,806)	(63,243)	(120,615)	(9,960)	10,881	(940)	(628)	(11,352)	(32,125)	(266)	(1,444)	(2,364)	14,459	(61)	(287,462)
NET INCOME	205,251	261,396	228,037	27,250	(21,059)	(8,429)	1,132	13,294	62,378	2,197	25,734	4,642	664,341	(796,373)	669,791
Attributed to controlling shareholders - continued operations	205,251	261,396	228,037	13,899	(14,741)	(6,843)	1,132	13,294	62,378	2,197	25,734	4,642	664,341	(796,373)	664,341
Attributed to non-controlling interest	-	-	-	13,353	(6,317)	(1,585)	-	-	-	-	-	-	-	-	5,450
EBITDA continued operations	453,067	383,493	435,126	44,691	42,438	(5,933)	2,015	104,682	124,684	5,121	26,468	815	670,502	(796,312)	1,490,858

Exhibit II-RESULT BY SUBSIDIARY > ASSETS BY COMPANY
														R$'000
Assets - March-2023	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,040,015	5,139,426	281,751	231,441	82,545	5,636	1,103,984	242,550	35,021	110,690	1,024,669	1,125,581	(1,460,787)	9,962,522
Cash and cash equivalents	859,172	314,461	111,330	183,367	48,272	3,354	866,717	156,628	28,797	85,261	230,240	23,675	-	2,911,274
Bonds and securities	-	-	-	-	-	-	-	-	-	-	-	92	-	92
Collaterals and escrow accounts	-	4	174	-	-	-	-	-	-	-	-	-	-	178
Customers	386,507	2,575,878	117,657	30,297	-	-	106,980	83,376	2,759	7,092	424,208	-	(274,390)	3,460,364
Dividends receivable	226,314	-	-	-	-	-	64,381	-	-	-	-	715,833	(869,232)	137,296
Sectorial financial assets	-	327,135	-	-	-	-	-	-	-	-	-	-	-	327,135
Account receivable related to concession	8,563	-	-	-	-	-	-	-	-	-	-	-	-	8,563
Contract Assets	226,763	-	-	-	-	-	-	-	-	15,496	-	-	-	242,259
Other current receivables	143,747	432,617	34,294	12,502	61	2	12,808	13	2,495	576	365,048	1,284	(7,248)	998,199
Inventories	32,622	179,173	6,399	202	-	249	4,375	-	-	205	-	-	-	223,225
Income tax and social contribution	111,343	95,731	11,452	4,017	13,339	1,761	18,035	708	362	1,530	3,919	112,339	-	374,536
Other current recoverable taxes	14,605	1,161,157	-	-	20,873	270	9,616	1,327	17	-	331	-	-	1,208,196
Prepaid expenses	11,692	42,017	445	1,056	-	-	9,880	498	591	530	923	2,143	-	69,775
Related parties	18,687	11,253	-	-	-	-	11,192	-	-	-	-	270,215	(309,917)	1,430
NON-CURRENT	21,366,008	15,742,516	800,835	615,569	232,361	16,338	8,305,440	530,640	207,979	500,810	1,240,901	21,557,870	(28,015,326)	43,101,941
Long Term Assets	6,001,471	8,093,276	74,405	82,022	43,521	548	609,629	16,370	12	500,719	1,232,525	548,900	(255,906)	16,947,492
Bonds and securities	112,592	931	-	-	-	-	367,176	15,158	-	4,103	1,740	-	-	501,700
Other temporary investments	-	-	-	-	-	-	-	-	-	-	-	26,802	-	26,802
Customers	-	117,432	-	-	-	-	198	-	-	-	-	-	-	117,630
Judicial deposits	86,744	381,382	65	58	7,250	548	50	-	-	-	14,678	141,062	-	631,837
Sectoral financial assets	-	109,045	-	-	-	-	-	-	-	-	-	-	-	109,045
Account receivable related to concession	843,443	1,560,022	-	-	-	-	-	-	-	-	-	-	-	2,403,465
Contract Assets	4,687,429	2,330,452	30,750	-	-	-	-	-	-	495,683	-	-	(8,002)	7,536,312
Other non-current receivables	82,658	26,154	43,580	2,508	-	-	-	600	-	933	1,215,995	19	-	1,372,447
Income tax and social contribution	106,733	20,003	-	1,301	-	-	-	-	-	-	71	-	-	128,108
Deferred income tax and social contribution	-	1,188,731	-	72,304	36,271	-	-	-	-	-	-	340,691	-	1,637,997
Other non-current recoverable taxes	81,830	2,359,124	-	-	-	-	152	612	12	-	41	40,131	-	2,481,902
Prepaid expenses	42	-	10	-	-	-	-	-	-	-	-	195	-	247
Related parties	-	-	-	5,851	-	-	242,053	-	-	-	-	-	(247,904)	-
Investments	8,930,704	532	-	-	-	-	2,808,443	-	-	-	-	20,991,553	(29,295,552)	3,435,680
Property, plant and equipment, net	5,271,756	-	-	339,674	188,793	1,876	4,863,720	312,210	202,707	5	568	7,709	-	11,189,018
Intangible assets	1,100,873	7,510,408	713,270	192,960	47	1,136	1,269	202,060	5,260	86	5,974	5,242	1,536,132	11,274,717
Right to use an asset	61,204	138,300	13,160	913	-	12,778	22,379	-	-	-	1,834	4,466	-	255,034
TOTAL	23,406,023	20,881,942	1,082,586	847,010	314,906	21,974	9,409,424	773,190	243,000	611,500	2,265,570	22,683,451	(29,476,113)	53,064,463

														R$'000
Assets - December-2022	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	1,647,236	4,937,240	282,714	224,833	97,587	6,075	937,476	376,804	26,828	94,931	990,867	1,180,872	(1,476,214)	9,327,249
Cash and cash equivalents	380,955	430,121	61,059	185,916	64,991	3,748	755,355	284,624	22,934	71,141	217,736	199,877	-	2,678,457
Bonds and securities	-	-	-	-	-	-	-	-	-	-	-	93	-	93
Collaterals and escrow accounts	-	90	67	-	-	-	-	-	-	-	-	-	-	157
Customers	389,967	2,429,434	128,589	23,272	-	-	97,594	88,764	2,997	7,184	475,170	-	(300,921)	3,342,050
Dividends receivable	352,718	-	-	-	-	-	45,676	-	-	-	-	824,143	(1,084,207)	138,330
CRC transferred to the State of Paraná	-	-	-	-	-	-		-	-		-
Sectorial financial assets	-	190,699	-	-	-	-	-	-	-	-	-	-	-	190,699
Account receivable related to concession	8,603	-	-	-	-	-	-	-	-	-	-	-	-	8,603
Contract Assets	205,647	-	-	-	-	-	-	-	-	15,013	-	-	-	220,660
Other current receivables	137,224	408,462	49,518	12,237	5	2	5,616	2	-	66	292,962	977	(9,691)	897,380
Inventories	30,024	158,487	5,694	195	-	249	-	-	-	201	-	-	-	194,850
Income tax and social contribution	102,625	95,397	8,705	3,097	12,885	1,693	16,522	1,620	250	1,129	3,619	107,523	-	355,065
Other current recoverable taxes	11,312	1,178,192	28,505	-	19,705	241	120	1,225	16	-	378	-	-	1,239,694
Prepaid expenses	13,000	37,593	577	116	-	142	5,394	569	631	197	1,002	855	-	60,076
Related parties	15,162	8,765	-	-	-	-	11,199	-	-	-	-	47,404	(81,395)	1,135
NON-CURRENT	20,110,117	15,601,575	800,999	623,364	236,832	16,870	6,623,943	561,976	210,555	496,329	818,104	20,894,673	(26,618,884)	40,376,451
Long Term Assets	5,924,570	8,200,557	59,505	80,811	43,358	536	476,931	15,875	15	496,232	809,498	538,071	(203,812)	16,442,145
Bonds and securities	123,022	905	-	-	-	-	286,623	14,750	-	3,974	1,689	-	-	430,963
Other temporary investments	-	-	-	-	-	-	-	-	-	-	-	25,619	-	25,619
Collaterals and escrow accounts	-	-	-	-	-	-		-	-		-
Customers	-	109,472	-	-	-	-	347	-	-	-	-	-	-	109,819
CRC transferred to the State of Paraná	-	-	-	-	-	-		-	-		-
Judicial deposits	87,125	384,425	69	58	7,087	536	49	-	-	-	14,362	138,747	-	632,458
Sectoral financial assets	-	190,699	-	-	-	-	-	-	-	-	-	-	-	190,699
Account receivable related to concession	826,871	1,442,819	-	-	-	-	-	-	-	-	-	-	-	2,269,690
Contract Assets	4,607,214	2,332,171	30,032	-	-	-	-	-	-	490,785	-	-	(8,183)	7,452,019
Other non-current receivables	89,225	15,020	29,394	2,508	-	-	-	475	-	1,473	793,339	18	-	931,452
Income tax and social contribution	106,729	19,723	-	1,301	-	-	-	-	-	-	71	-	-	127,824
Deferred income tax and social contribution	-	1,203,057	-	71,094	36,271	-	-	-	-	-	-	333,877	-	1,644,299
Other non-current recoverable taxes	84,383	2,502,266	-	-	-	-	133	649	15	-	37	39,810	-	2,627,293
Prepaid expenses	-	-	10	-	-	-	-	-	-	-	-	-	-	10
Related parties	-	-	-	5,851	-	-	189,779	-	-	-	-	-	(195,630)	-
Investments	7,720,268	534	-	-	-	-	2,402,494	-	-	-	-	20,339,344	(27,136,909)	3,325,731
Property, plant and equipment, net	5,278,437	-	-	345,813	193,421	1,977	3,720,908	315,167	205,250	5	541	7,948	-	10,069,468
Intangible assets	1,126,526	7,257,827	726,107	195,778	53	1,263	1,104	230,934	5,288	92	6,193	4,724	721,837	10,277,727
Right to use an asset	60,316	142,657	15,387	962	-	13,094	22,506	-	-	-	1,872	4,586	-	261,380
TOTAL	21,757,353	20,538,815	1,083,713	848,198	334,418	22,946	7,561,419	938,779	237,382	591,260	1,808,971	22,075,545	(28,095,099)	49,703,700

Exhibit II-RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY
														R$'000
Liabilities - March-23	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	1,966,477	4,342,958	395,791	112,442	46,340	915	693,782	75,273	5,119	36,577	791,816	369,376	(1,474,333)	7,362,533
Social charges and accruals	72,499	154,677	10,446	372	673	-	37	-	18	-	2,531	6,578	-	247,831
Associated companies and parent company	12,265	224,493	-	-	-	-	68,542	1,100	292	359	477	2,349	(309,877)	-
Suppliers	290,107	1,350,253	87,056	4,254	5,999	153	99,525	21,272	1,559	1,071	388,004	8,351	(295,224)	1,962,380
Income Tax and Social Contribution payable	22,658	-	5,730	-	-	-	10,666	37,601	1,113	597	3,138	-	-	81,503
Other taxes	26,255	285,312	14,389	1,317	272	2	14,813	5,939	177	245	17,530	1,289	-	367,540
Loans and financing	144,742	6,591	-	-	-	-	177,397	-	-	7,544	-	-	-	336,274
Debentures	952,184	460,910	-	-	-	-	55,320	-	-	-	-	-	-	1,468,414
Dividends payable	262,899	265,574	271,734	-	39,396	-	104,249	-	1,788	24,519	39,626	344,206	(869,232)	484,759
Post employment benefits	21,799	60,667	-	-	-	-	-	-	-	-	111	3,827	-	86,404
Customer charges due	11,608	29,032	-	-	-	-	-	1,527	-	171	-	-	-	42,338
Research and development and energy efficiency	87,840	284,277	-	1,627	-	-	-	847	-	1,556	-	-	-	376,147
Payables related to concession	1,934	-	-	103,294	-	-	-	-	-	-	-	-	-	105,228
Sectorial financial liabilities	-	208,178	-	-	-	-	-	-	-	-	-	-	-	208,178
Other accounts payable	13,777	47,721	3,097	187	-	759	146	-	-	-	111	456	-	66,254
Other bills to pay	45,910	149,952	3,339	1,391	-	1	163,087	6,987	172	515	340,288	2,320	-	713,962
PIS and Cofins to be refunded to consumers	-	815,321	-	-	-	-	-	-	-	-	-	-	-	815,321
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	8,228,241	9,776,022	103,742	769,004	16,747	13,242	2,986,999	69,133	3,511	50,737	984,468	870,251	63,304	23,935,401
Associated companies and parent company	-	-	-	-	-	-	228,498	-	-	-	-	5,851	(234,349)	-
Suppliers	125,339	-	-	-	-	-	-	-	-	-	-	-	-	125,339
Deferred income tax and social contribution	1,249,451	-	32,360	-	-	-	16,933	63,410	630	18,794	122,050	-	296,121	1,799,749
Tax liabilities	56,917	563,434	-	-	6,478	545	-	-	-	-	450	3,792	-	631,616
Loans and financing	2,191,744	750,690	-	-	-	-	2,147,306	-	-	24,028	-	-	-	5,113,768
Debentures	3,616,816	3,676,882	-	-	-	-	514,549	-	-	-	-	-	-	7,808,247
Post-employment benefits	302,104	655,908	9,632	-	932	-	-	-	-	-	3,349	22,929	-	994,854
Research and development and energy efficiency	-	242,006	-	-	7,945	-	-	5,723	-	552	-	-	-	256,226
Payables related to the concession	62,448	-	-	768,267	-	-	-	-	-	-	-	-	-	830,715
Sectorial financial liabilities	-	50,945	-	-	-	-	-	-	-	-	-	-	-	50,945
Lease liability	50,953	98,276	10,784	737	-	12,697	22,994	-	-	-	1,837	4,265	-	202,543
Other payables	48,350	8,227	34,783	-	-	-	51,303	-	-	-	856,191	25,249	(24,102)	1,000,001
PIS/Cofins to be refunded to consumers	-	1,231,291	-	-	-	-	-	-	-	-	-	-	-	1,231,291
Provisions for litigation	-	1,876,933	-	-	-	-	-	-	-	-	-	-	-	1,876,933
EQUITY	13,211,305	6,762,962	583,053	(34,436)	251,819	7,817	5,728,643	628,784	234,370	524,186	489,286	21,443,824	(28,065,084)	21,766,529
Attributable to controlling shareholders	13,211,305	6,762,962	583,053	(34,436)	251,819	7,817	5,728,643	628,784	234,370	524,186	489,286	21,443,824	(28,387,789)	21,443,824
Capital	6,242,757	5,359,206	220,966	35,503	425,662	15,085	5,272,534	409,509	223,913	239,000	237,210	10,800,000	(18,681,345)	10,800,000
Advance for Future Capital Increase	-	13,000	-	-	-	1,600	2,780	-	-	-	-	-	(17,380)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	577,855	15,777	(363)	6,863	137	(1)	-	-	-	-	(1,113)	585,053	(599,155)	585,053
Legal Reserves	877,479	306,744	44,193	-	-	-	49,744	46,488	376	24,970	22,794	1,512,687	(1,372,788)	1,512,687
Profit retention reserve	4,241,625	928,545	292,334	-	-	-	569,195	-	-	222,819	123,934	7,911,295	(6,378,452)	7,911,295
Additional proposed dividends	842,153	-	-	-	-	-	68,365	107,172	5,363	17,297	35,957	-	(1,076,307)	-
Accumulated profit	429,436	139,690	25,923	(76,802)	(173,980)	(8,867)	(233,975)	65,615	4,718	20,100	70,504	634,789	(262,362)	634,789
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	322,706	322,706
TOTAL	23,406,023	20,881,942	1,082,586	847,010	314,906	21,974	9,409,424	773,190	243,000	611,500	2,265,570	22,683,451	(29,476,113)	53,064,463

														R$'000
Liabilities - December-22	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,077,931	3,970,515	419,277	111,142	45,115	881	490,273	297,517	4,622	34,551	790,165	390,708	(1,476,100)	7,156,597
Social charges and accruals	77,637	154,982	9,892	352	646	-	51	-	37	-	2,587	6,605	-	252,789
Associated companies and parent company	5,897	8,962	-	-	-	-	62,831	913	241	299	378	1,838	(81,359)	-
Suppliers	312,042	1,447,967	97,759	3,320	5,955	76	41,489	23,378	1,357	883	460,957	5,373	(310,534)	2,090,022
Income Tax and Social Contribution payable	-	-	12,534	-	-	-	7,371	130,875	254	546	4,611	-	-	156,191
Other taxes	35,711	182,308	24,641	1,345	358	30	6,604	5,516	248	247	17,908	28,690	-	303,606
Loans and financing	173,609	6,203	-	-	-	-	91,293	-	-	7,733	-	-	-	278,838
Debentures	923,657	373,634	-	-	-	-	49,056	-	-	-	-	-	-	1,346,347
Dividends payable	372,899	265,574	267,149	-	38,156	-	86,592	125,978	1,788	24,519	39,626	344,251	(1,084,207)	482,325
Post employment benefits	18,795	51,978	-	-	-	-	-	-	-	-	84	2,957	-	73,814
Customer charges due	14,914	29,032	-	-	-	-	-	2,343	-	199	-	-	-	46,488
Research and development and energy efficiency	83,566	284,305	-	1,467	-	-	-	826	-	80	-	-	-	370,244
Payables related to concession	1,918	-	-	103,085	-	-	-	-	-	-	-	-	-	105,003
Sectorial financial liabilities	-	433,914	-	-	-	-	-	-	-	-	-	-	-	433,914
Other accounts payable	10,777	48,882	3,580	169	-	774	145	-	-	-	107	436	-	64,870
Other bills to pay	46,509	132,247	3,722	1,404	-	1	144,841	7,688	697	45	263,907	558	-	601,619
PIS and Cofins to be refunded to consumers	-	550,527	-	-	-	-	-	-	-	-	-	-	-	550,527
NON-CURRENT	6,889,354	9,958,028	107,306	771,897	16,322	13,431	2,174,205	78,093	3,108	52,623	600,024	867,473	(115,986)	21,415,878
Associated companies and parent company	-	-	-	-	-	-	189,888	-	-	-	-	5,851	(195,739)	-
Suppliers	125,448	-	-	-	-	-	-	-	-	-	-	-	-	125,448
Deferred income tax and social contribution	1,188,192	-	36,200	-	-	-	10,632	73,025	416	17,838	99,217	-	92,162	1,517,682
Tax liabilities	55,695	566,826	-	-	6,331	536	-	-	-	-	427	3,676	-	633,491
Loans and financing	2,215,315	751,805	-	-	-	-	1,378,697	-	-	25,708	-	-	-	4,371,525
Debentures	2,304,860	3,642,973	-	-	-	-	509,675	-	-	-	-	-	-	6,457,508
Post-employment benefits	300,979	657,867	9,294	-	901	-	-	-	-	-	3,292	23,890	-	996,223
Research and development and energy efficiency	5,983	223,805	-	-	7,698	-	-	5,068	-	1,960	-	-	-	244,514
Payables related to the concession	61,437	-	-	771,102	-	-	-	-	-	-	-	-	-	832,539
Sectorial financial liabilities	-	49,341	-	-	-	-	-	-	-	-	-	-	-	49,341
Lease liability	52,848	100,659	12,421	795	-	12,895	23,030	-	-	-	1,865	4,373	-	208,886
Other payables	46,169	16,006	33,223	-	-	-	54,340	-	-	-	494,641	25,241	(24,386)	645,234
PIS/Cofins to be refunded to consumers	-	1,444,631	-	-	-	-	-	-	-	-	-	-	-	1,444,631
Provision for allocation of PIS and Cofins credits	-	1,851,257	-	-	-	-	-	-	-	-	-	-	-	1,851,257
Provisions for litigation	532,428	652,858	16,168	-	1,392	-	7,943	-	2,692	7,117	582	804,442	11,977	2,037,599
EQUITY	12,790,068	6,610,272	557,130	(34,841)	272,981	8,634	4,896,941	563,169	229,652	504,086	418,782	20,817,364	(26,503,013)	21,131,225
Attributable to controlling shareholders	12,790,068	6,610,272	557,130	(34,841)	272,981	8,634	4,896,941	563,169	229,652	504,086	418,782	20,817,364	(26,816,874)	20,817,364
Capital	6,242,757	5,359,206	220,966	35,503	425,662	15,085	4,685,823	409,509	223,913	239,000	237,210	10,800,000	(18,094,634)	10,800,000
Advance for Future Capital Increase	-	-	-	-	-	1,600	1,460	-	-	-	-	-	(3,060)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	586,054	15,777	(363)	7,050	137	(1)	-	-	-	-	(1,113)	593,382	(607,541)	593,382
Legal Reserves	877,479	306,744	44,193	-	-	-	34,835	46,488	376	24,970	22,794	1,512,687	(1,357,879)	1,512,687
Profit retention reserve	4,241,625	928,545	292,334	-	-	-	382,719	-	-	222,819	123,934	7,911,295	(6,191,976)	7,911,295
Additional proposed dividends	842,153	-	-	-	-	-	68,365	107,172	5,363	17,297	35,957	-	(1,076,307)	-
Accumulated profit	-	-	-	(77,394)	(152,818)	(8,050)	(276,261)	-	-	-	-	-	514,523	-
Attributable to noncontrolling interests	-	-		-	-	-	-	-	-	-	-	-	313,861	313,861
TOTAL	21,757,353	20,538,815	1,083,713	848,198	334,418	22,946	7,561,419	938,779	237,382	591,260	1,808,971	22,075,545	(28,095,099)	49,703,700

Exhibit III -ENERGY MARKET > DISTRIBUTION MARKET

Copel’s Total Market	Number of Customers / Agreements			Energy Sold (GWh)
	Mar-23	Mar-22	∆%	1Q23	1Q22	∆%

Copel DIS	5,011,861	4,950,099	1.2	5,655	5,687	(0.6)
Captive Market	5,011,555	4,949,803	1.2	5,150	5,319	(3.2)
Concessionariesand Licensees	2	2	-	22	23	(4.3)
CCEE (Assigments MCSD EN)	304	272	11.8	48	52	(7.7)
CCEE (MVE)	-	22	(100.0)	-	173	-
CCEE (MCP) [2]	-	-	-	435	120	262.5
Copel GeT	389	311	25.1	4,560	4,496	1.4
CCEAR(Copel DIS)	3	3	-	33	31	6.5
CCEAR(other concessionaries)	101	101	-	569	567	0.4
Free Customers	-	1	-	-	-	-
Bilateral Agreements (Copel Mercado Livre)	273	191	42.9	3,492	3,692	(5.4)
Bilateral Agreements [1]	12	15	(20.0)	153	150	2.0
CCEE (MCP) [2]	-	-	-	313	56	458.9
Wind Farms Complex	589	352	67.3	1,186	805	47.3
	15	6	150.0	22	8	175.0
CCEAR(other concessionaries)	541	328	64.9	560	318	76.1
CER	10	10	-	226	226	-
Bilateral Agreements (Copel Mercado Livre)	8	5	60.0	122	79	54.4
Bilateral Agreements	15	3	400.0	144	102	41.2
CCEE (MCP) [2]	-	-	-	112	72	55.6
Copel Mercado Livre	1,690	1,665	1.5	5,893	6,165	(4.4)
Free Customers	1,561	1,461	6.8	2,927	2,922	0.2
Bilateral Agreements (Group Companies)	-	5	-	-	97	-
Bilateral Agreements	129	199	-	2,820	3,080	(8.5)
CCEE (MCP) [2]	-	-	-	146	66	121.4
Total Copel	5,014,529	4,952,427	1.3	17,294	17,153	0.8
Eliminations (operations with Group companies)				3,775	3,907
Total Consolidated Copel				13,519	13,246	2.1
Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.
1 Includes Short Term Sales Agreements and CBR
2 Assured Power allocated in the period, after impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Copel’s Dis Market	Number of Customers			Consumed Energy (GWh)
	Mar-23	Mar-22	∆%	1Q23	1Q22	∆%
Residential	4,149,386	4,064,683	2.1	2,254	2,267	(0.6)
Industrial	69,571	71,263	(2.4)	2,949	2,945	0.1
Captive	68,411	70,230	(2.6)	474	516	(8.1)
Free	1,160	1,033	12.3	2,475	2,428	1.9
Commercial	433,318	424,952	2.0	1,697	1,705	(0.5)
Captive	431,819	423,646	1.9	1,167	1,207	(3.3)
Free	1,499	1,306	14.8	530	498	6.3
Rural	329,308	338,409	(2.7)	680	744	(8.6)
Captive	329,257	338,366	(2.7)	640	712	(10.1)
Free	51	43	18.6	40	32	26.2
Others	54,158	52,890	2.4	616	620	(0.6)
Captive	54,146	52,878	2.4	614	618	(0.6)
Free	12	12	-	2	2	11.1
Total Captive Market	5,033,019	4,949,803	1.7	5,150	5,319	(3.2)
Total Free Market	2,722	2,394	13.7	3,046	2,960	2.9
Supply to Concessionaries	7	7	-	221	230	(3.8)
Total Grid Market	5,035,748	4,952,204	1.7	8,418	8,510	(1.1)
Micro and Mini Distributed Energy Generation	249709	129218	93.2463	(431)	(273)	57.9
Total Billed Market				7,987	8,237	(3.0)

Exhibit III -ENERGY MARKET > ELECTRICITY PURCHASED AND CHARGES
			R$'000
Electricity Purchased for Resale	1Q23	1Q22	Δ%
Purchase of energy in the regulated party - CCEAR	925,468	870,197	6.4
Itaipu Binacional	212,917	350,166	(39.2)
Câmara de Comercialização de Energia - CCEE	99,546	69,949	42.3
Micro and mini generators and customer repurchase	249,169	179,481	38.8
Proinfa	91,413	110,487	(17.3)
Bilateral Agreements	451,943	573,826	(21.2)
Fair value in the purchase and sale of energy	-	21,834	-
(-) PIS/Pasep and Cofins	(209,478)	(236,442)	(11.4)
TOTAL	1,820,978	1,939,498	(6.1)

			R$'000
Charges of the main distribution and transmission grid	1Q23	1Q22	Δ%
Itaipu transportation charges	36,712	32,879	11.7
System Service Charges - ESS	4,039	329,524	(98.8)
System usage charges	583,144	436,603	33.6
Charge reserve energy - EER	138,655	62,279	122.6
System usage charges - Provisions	2,189	-	-
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(77,170)	(86,311)	(10.6)
TOTAL	687,569	774,974	(11.3)

Exhibit III -ENERGY MARKET > ENERGY BALANCE
					(average MW)
Energy Balance - Copel GET	2023	2024	2025	2026	2027
Own Resources GeT	2,127	2,115	1,606	1,609	1,588
GeT	1,502	1,507	1,515	1,518	1,497
GPS + Bela Vista + FDA	625	607	91	91	91
Own Resources SPP and Wind Farm	544	544	544	544	544
Purchases	73	15	4	-	-
TOTAL OWN RESOURCES + SOLD	2,743	2,673	2,153	2,152	2,132
TOTAL SOLD	2,422	1,960	1,624	1,245	1,088
Sales (Regulated)	898	766	781	781	781
Sales (Regulated) %	33%	29%	36%	36%	37%
Sales (Free Market)	1,524	1,194	844	464	308
Sales (Free Market) %	56%	45%	39%	22%	14%
Total Available	321	713	529	907	1043
Total Available (%)	11%	26%	25%	42%	49%
Avarege price of energy sold (R$)	205.98	188.56	192.00	199.48	203.89
Reference: May/23
Note: Considers Assured Power updated by Ordinance No. 709/2022 for: FDA, Segredo, Salto Caxias and GPS.
(1) Includes Mauá and Baixo Iguaçu Power Plants (proportional to the stake in the project) and GPS 30% (ex-CCGF). Does not include Elejor and Foz do Chopim.
(2) Does not include Voltália Wind Complex.

Comments:
1- Excluding losses and internal consumption.
2- Considering the GFs of wind SPEs constant for all periods.
3- Considering the Sales of wind SPEs constant for all periods.
4- Considering energy purchases in each period.
5 - Prices updated according to the contractual readjustment index, from the reference dates until March/2022.
6 - The GPS CCGF RAG is not considered in the calculation of average prices.
7 - From 2025 disregards FDA.

Exhibit III -ENERGY MARKET > TARIFFS

Supply Tariff (R$/MWh)	Amount	Mar-23	Mar-22	Δ%
	Average MW
Copel Geração e Transmissão	275	240.22	217.97	10.2
Auction CCEAR 2011 - 2040 ( HPP Mauá)	102	278.14	252.48	10.2
Auction CCEAR 2013 - 2042 (Cavernoso II)	8	302.37	275.87	9.6
Auction - CCEAR 2015 - 2044 (HPP Colíder)	129	211.95	192.29	10.2
Auction - CCAR 2018 - 2048 (HPP Baixo Iguaçu)	37	221.22	202.37	9.3
Auction - CCAR 2009 - 2016 (HPP Salto Caxias)	*
Copel Distribuição
Concession holders in the State of Paraná	15	262.70	235.12	11.7
Total / Tariff Weighted Average Supply		240.82	218.45	10.2
Contains PIS and COFINS. Net of ICMS.
*Supply contract from May/2023. Quantity 179 average MW.

Purchase Tariff - Copel Distribuição (R$/MWh)	Amount	Mar-23	Mar-22	Δ%
	Average MW
Itaipu [1]	513	189.58	274.54	(30.9)
Auction – CCEAR 2010 – H30	75	290.05	259.53	11.8
Auction – CCEAR 2010 – T15 [2]	60	185.46	405.65	(54.3)
Auction – CCEAR 2011 – H30	62	298.96	267.57	11.7
Auction – CCEAR 2011 – T15 [2]	54	237.59	205.88	15.4
Auction – CCEAR 2012 – T15 [2]	108	171.88	161.44	6.5
Auction – CCEAR 2016 – T20 [2]	27	219.77	207.68	5.8
Angra	99	328.91	335.41	(1.9)
CCGF [3]	561	146.89	114.83	27.9
Santo Antônio	148	185.53	166.05	11.7
Jirau	247	163.25	146.11	11.7
Others Auctions [4]	782	207.59	208.42	(0.4)
Total /Average Purchuse Tariff	2,737	194.14	200.43	(3.1)
Contains PIS and COFINS
[1]Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[4] Products average price, does not include PROINFA.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Retail Tariff - Copel Distribuição (R$/MWh)		Mar-23	Mar-22	Δ%

Industrial		503.86	533.92	(5.6)
Residential		529.50	535.12	(1.1)
Commercial		607.35	634.04	(4.2)
Rural		571.89	590.01	(3.1)
Other		410.91	405.3	1.4
Retail Tariffsupply average tariff		586.37	592.33	(1.0)
Demand average tariff (R$/kW)		30.08	29.7	1.3
Does not consider tariff flags, Pis/Pasep and net of ICMS.

Exhibit III -ENERGY MARKET > WIND POWER PRICES

Wind Farms - Sold	Auction ¹	Price (R$)²	Amount MW average/year	Start ofSupply	End of Supply
São Bento Energia, Invest. e Part. S.A.
GE Boa Vista S.A.	2º LFA (08/26/2010)	293.17	5.70	01.01.2013	12.31.2032
GE Farol S.A.		284.63	9.10
GE Olho D’Água S.A.		284.63	14.90
GE São Bento do Norte S.A.		284.63	14.00
Copel Brisa Potiguar S.A.
Nova Asa Branca I Energias Renováveis S.A.	2º LFA (08/26/2010)	287.67	13.20	01.01.2013	12.31.2032
Nova Asa Branca II Energias Renováveis S.A.		287.67	12.80
Nova Asa Branca III Energias Renováveis S.A.		287.67	12.50
Nova Eurus IV Energias Renováveis S.A.		287.67	13.70
Santa Maria Energias Renováveis S.A.	4º LER (08/18/2011)	202.73	15.70	07.01.2014	06.30.2034
Santa Helena Energias Renováveis S.A.		202.73	16.00
Ventos de Santo Uriel S.A.		201.16	9.00
Cutia
UEE Cutia S.A.	6º LER (10/31/2014)	238.47	9.60	10.01.2017	09.30.2037
UEE Esperança do Nordeste S.A.		238.47	9.10
UEE Guajiru S.A.		238.47	8.30
UEE Jangada S.A.		238.47	10.30
UEE Maria Helena S.A.		238.47	12.00
UEE Paraíso dos Ventos do Nordeste S.A.		238.47	10.60
UEE Potiguar S.A.		238.47	11.30
Bento Miguel
CGE São Bento do Norte I S.A.	20ª LEN (11/28/2014)	225.88	9.70	01.01.2019	12.31.2038
CGE São Bento do Norte II S.A.		225.88	10.00
CGE São Bento do Norte III S.A.		225.88	9.60
CGE São Miguel I S.A.		225.88	8.70
CGE São Miguel II S.A.		225.88	8.40
CGE São Miguel III S.A.		225.88	8.40
Vilas
Vila Ceará I (Antiga Vila Paraíba IV)	28ª LEN (08/31/2018)	121.46	8.20	01.01.2024	12.31.2043
Vila Maranhão I		121.46	8.30
Vila Maranhão II		121.46	8.30
Vila Maranhão III (Antiga Vila Paraíba III)		121.46	8.20
Vila Mato Grosso (Antiga Vila Alagoas III)	29ª LEN (06/28/2019)	101.32	3.30	01.01.2023	12.31.2042
Jandaira
Jandaira I	30ª LEN (10/18/2019)	123.90	1.60	01.01.2025	12.31.2044
Jandaira II		123.90	4.10
Jandaira III		123.90	4.40
Jandaira IV		123.90	4.30
Aventura
Aventura II	26º LEN (20/12/2017)	130.98	11.70	01.01.2023	12.31.2042
Aventura III		130.98	12.80
Aventura IV		130.98	14.10
Aventura V		130.98	15.00
Santa Rosa & Mundo Novo
Santa Rosa & Mundo Novo I	26º LEN (20/12/2017)	133.68	16.50	01.01.2023	12.31.2042
Santa Rosa & Mundo Novo II		133.68	17.00
Santa Rosa & Mundo Novo III		133.68	18.00
Santa Rosa & Mundo Novo IV		133.68	7.50
Santa Rosa & Mundo Novo V		133.68	8.10
Voltália[3]
Carnaúbas	04ª LER (08/18/2011)	196.65	13.10	07.01.2014	06.30.2034
Reduto		196.65	13.90
Santo Cristo		196.65	14.80
São João		196.65	14.30
¹LFA - Alternative Sources Auction/LER - Reserve Energy Auction/LEN - New Energy Auction.
² Price updated by IPCA until Mar/2023 (Reference Apr/23). Source: CCEE
[3] Values presented refer to 100% of the Complex. Copel has a 49% stake in the project.

Exhibit III -ENERGY MARKET > ENERGY FLOW
												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		ELIMINATIONS		CONSOLIDATED
	1Q23	1Q22	1Q23	1Q22	1Q23	1Q22	1Q23	1Q22	1Q23	1Q22	1Q23	1Q22
Own Generation	-	-	5,498	3,071	932	492	-	-	-	-	6,430	3,563
Purchased energy	6,137	6,328	47	1,680	106	108	5,893	6,165	3,775	3,907	8,408	10,374
Copel Mercado Livre	-	-	-	97	106	-	-	-	106	97	-	-
Companies of the group	55	39	-	-	-	-	3,614	3,771	3,669	3,810	-	-
Itaipu	1,174	1,300	-	-	-	-	-	-	-	-	1,174	1,300
Auction – CCEAR	3,358	3,080	-	-	-	-	-	-	-	-	3,358	3,080
CCEE (MCP)	-	-	-	-	-	-	-	-	-	-	-	-
Angra	215	229	-	-	-	-	-	-	-	-	215	229
CCGF	1,216	1,484	-	-	-	-	-	-	-	-	1,216	1,484
Proinfa	101	99	-	-	-	-	-	-	-	-	101	99
Other (1)	18	97	-	-	-	108	2,269	2,394	-	-	2,287	2,599
Elejor	-	-	-	-	-	-	10		-	-	10	-
Dona Francisca	-	-	33	33	-	-	-	-	-	-	33	33
MRE Receipt	-	-	14	1,550	-	-	-	-	-	-	14	1,550
Avaiable	6,137	6,328	5,545	4,751	1,038	600	5,893	6,165	3,775	3,907	14,838	13,937
Captive Market	5,150	5,319			-	-	-	-	-	-	5,150	5,319
Concessionaires (2)	22	23			-	-	-	-	-	-	22	23
CCEE concessionaire supply (3)	-	-	47	42	-	-	-	-	-	-	47	42
CCEE (MCSD EN Assignments) (4)	48	52			-	-	-	-	-	-	48	52
CCEE (MVE) (5)	-	173			-	-	-	-	-	-	-	173
CCEE (MCP) (6)	435	120	313	56	112	72	146	66	-	-	1,006	314
Free Customers	-	-	-	-	-	-	2,927	2,922	-	-	2,927	2,922
Bilateral Agreements	-	-	106	108	144	102	2,714	3,080	-	-	2,964	3,290
Auction – CCEAR (7)	-	-	569	567	560	318	-	-	-	-	1,129	885
MRE assignment (8)	-	-	985	255	-	-	-	-	-	-	985	255
CER (9)	-	-			226	226	-	-	-	-	226	226
Copel Mercado Livre	-	-	3,492	3,692	122	79	-	-	3,614	3,771	-	-
Companies of the group	-	-	33	31	22	8	106	97	161	136	-	-
Losses and Differences (10)	482	641	-	-	(148)	(205)	-	-	-	-	334	436
Basic network losses	135	181	-	-	-	-	-	-	-	-	135	181
Distribution losses	281	378	-	-	-	-	-	-	-	-	281	378
CG contract allocation (11)	66	82	-	-	-	-	-	-	-	-	66	82
	-	-	-	-	(148)	(205)	-	-	-	-	(148)	(205)
(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects ofMini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

Exhibit III -ENERGY MARKET > ENERGY FLOW

ENERGY FLOW CONSOLIDATED 1Q23

GWh

Own Generation

6.430 43,3%

Purchased energy

8.408 56,7%

CCEAR:	3.358
Itaipu:	1.174
Dona Francisca:	33
CCEE (MCP):	0
Angra:	215
CCGF:	1.216
MRE:	14
Elejor:	10
Proinfa:	101
Other[1]:	2.287

Total Available Power

14.838

Captive Market

5.150 34,7%

Concessionaires[2]

22 0,1%

Electricity sales to distributor CCEE[3]

47 0,3%

Assignment MCSD EN[4]

48 0,3%

CCEE (MVE)

0 0,0%

Free Customers

2.927 19,7%

Supplied Energy

6.310 42,5%

Contratos Bilaterais	2.964
CCEAR:	1.129
CER:	226
CCEE (MCP):	1.006
MRE:	985

Losses and Differences

334 2,3%

Basic network losses:	135
Distribution losses[5]:	281
CG contract allocation:	66
Wind Farms[6]:	(148)

Notes:
CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
¹ Other: Energy purchased by Copel Comercialização and Copel Distribuição
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR
[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
[5] Considers the effect of Distributed Mini and Microgeneration (MMGD)
[6] Considers losses and the volume of energy not delivered, referring to availability contracts, which provide for subsequent reimbursement.
It does not consider the energy produced by TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts.

Exhibit IV -OPERATIONAL DATA > INDICATORS SUMMARY

MANAGEMENT
Copel Staff List	2018	2019	2020	2021	2022	Mar-23
Geração e Transmissão	1,660	1,620	1,533	1,523	1,487	1,490
Distribuição	5,364	4,964	4,641	4,430	4,257	4,246
Telecomunicações	478	412	355	0	0	0
Holding	75	61	96	169	84	84
Comercialização	34	38	42	44	47	43
Serviços	-	-	-	217	-	0
TOTAL	7,611	7,095	6,667	6,383	5,875	5,863

Cotrolated Staff List	2018	2019	2020	2021	2022	Mar-23
Compagás	159	148	142	133	132	132
UEG Araucária	17	16	17	15	15	14
Elejor	7	7	7	7	7	7

GENERATION
Copel GET	Amount		Installed Capacity (MW)		Assured Power (Average MW)
Hydroelectric	18		4,868.5		2,067.9
Thermoelectric	1		20.0		17.7
Wind	43		1,130.2		561.3
Copel GET (Interest)
Hydroelectric	3		299.6		155.2
Thermoelectric	1		294.8		162.6
Total Copel GET	66		6,613.1		2,964.7
Other Interest Copel
Hydroelectric	5		201.3		109.7
Thermoelectric	1		98.3		54.2
Wind	4		52.9		28.0
Solar	1		1.1		-
Total Other Interest	11		353.6		191.9
TOTAL Copel Group	77.0		6,966.7		3,156.6

TRANSMISSION
Copel GeT	Amount			APR (R$ million)
Transmission Lines (km)		3,705		904.8
Substation (amount)		43
Interest	Amount			Proporcional APR (R$ million)
Transmission Lines (km)		5,980		490.9
Substation (amount)		8
TOTAL	TL	9,685		1,395.7
	Substation	51

DISTRIBUTION
Distribution lines (km)	208,133			Captive customers	5,011,555
Substations	389			Customers by distribution employee	1,177
Installed power substations (MVA)	11,686			DEC (in hundredths of an hour and minute)	2.35
Municipalities served	395			FEC (number of outages)	1.64
Locations served	1,068

MERCADO LIVRE
Number of contracts	1,690
Energy sold (GWh)	5,893

Exhibit IV -OPERATIONAL DATA > GENERATION
COPEL GET
	Installed Capacity (MW)	Assured Power (Average MW)	Generation 1Q23 (GWh)*	Concession Expires
Hydroelectric Power Plants	4,868.5	2,067.9	5,325.3
Large hydroelectric power plant (HPP)	4,801.8	2,025.4	5,227.5
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)(5)	1,676.0	575.3	1,603.4	12.21.2024
Gov. Ney Aminthas de B. Braga (Segredo)(5)	1,260.0	558.3	1,472.2	09.25.2032
Gov. José Richa (Salto Caxias)(5)	1,240.0	575.4	1,354.2	03.20.2033
Gov. Parigot de Souza (1)(5)	260.0	103.6	298.5	01.03.2053
- Regime de Cotas (70%)	182.0	72.5	208.9
- Copel GeT(30%)	78.0	31.1	89.5
Colíder(5)	300.0	178.1	412.9	01.30.2046
Guaricana(5)	36.0	16.1	59.5	07.21.2028
Bela Vista(2)	29.8	18.6	26.9	01.02.2041
Small hydroelectric power station (SHP)	57.1	37.3	89.2
Cavernoso (5)	1.3	1.0	0.3	06.23.2033
Cavernoso II(5)	19.0	10.6	25.2	12.06.2050
Chaminé (5)	18.0	11.6	31.1	08.02.2028
Apucaraninha (5)	10.0	6.7	16.2	01.27.2027
Derivação do Rio Jordão (5)	6.5	5.9	12.4	06.21.2032
São Jorge (5)	2.3	1.5	4.0	07.24.2026
hydroelectric power plant (HPP)	9.6	5.2	8.6
Marumbi	4.8	2.4	4.8	(6)
Chopim I	2.0	1.5	0.0	(3)
Melissa	1.0	0.6	1.3	(3)
Salto do Vau	0.9	0.6	1.7	(3)
Pitangui	0.9	0.1	0.8	(3)
Thermal Power Plant	20.0	10.3	14.7
Figueira	20.0	17.7	14.7	03.27.2019
Wind Power Plants	1,130.2	561.3	932.6
Eólica de Palmas (4)	2.5	0.4	0.3	09.29.2029
São Bento Energia, Invest. e Part. S.A.	94.0	38.1	67.0
GE Boa Vista S.A.	14.0	5.2	7.4	04.28.2046
GE Farol S.A.	20.0	8.8	14.0	04.20.2046
GE Olho D’Água S.A.	30.0	12.8	23.6	06.01.2046
GE São Bento do Norte S.A.	30.0	11.3	22.0	05.19.2046
Copel Brisa Potiguar S.A.	183.6	89.4	126.3
Nova Asa Branca I Energias Renováveis S.A.	27.0	12.1	18.3	04.25.2046
Nova Asa Branca II Energias Renováveis S.A.	27.0	11.9	18.0	05.31.2046
Nova Asa Branca III Energias Renováveis S.A.	27.0	12.3	15.3	05.31.2046
Nova Eurus IV Energias Renováveis S.A.	27.0	12.4	17.6	04.27.2046
Santa Maria Energias Renováveis S.A.	29.7	15.7	21.6	05.08.2047
Santa Helena Energias Renováveis S.A.	29.7	16.0	23.2	04.09.2047
Ventos de Santo Uriel S.A.	16.2	9.0	12.3	04.09.2047
Complexo Eólico Cutia	180.6	71.4	131.0
UEE Cutia S.A.	23.1	9.6	16.8	01.05.2042
UEE Esperança do Nordeste S.A.	27.3	9.1	15.7	05.11.2050
UEE Guajiru S.A.	21.0	8.3	14.1	01.05.2042
UEE Jangada S.A.	27.3	10.3	21.7	01.05.2042
UEE Maria Helena S.A.	27.3	12.0	20.9	01.05.2042
UEE Paraíso dos Ventos do Nordeste S.A.	27.3	10.6	20.8	05.11.2050
UEE Potiguar S.A.	27.3	11.5	20.9	05.11.2050
Complexo Eólico Bento Miguel	132.3	58.7	90.8
CGE São Bento do Norte I S.A.	23.1	10.1	16.6	08.04.2050
CGE São Bento do Norte II S.A.	23.1	10.8	18.5	08.04.2050
CGE São Bento do Norte III S.A.	23.1	10.2	16.1	08.04.2050
CGE São Miguel I S.A.	21.0	9.3	13.8	08.04.2050
CGE São Miguel II S.A.	21.0	9.1	13.0	08.04.2050
CGE São Miguel III S.A.	21.0	9.2	12.8	08.04.2050
Complexo Eólico Vilas (8)	186.7	98.6	164.0
Vila Ceará I (Antiga Vila Paraíba IV)	32.0	17.8	28.7	01.14.2054
Vila Maranhão I	32.0	17.8	29.9	01.11.2054
Vila Maranhão II	32.0	17.8	30.2	01.14.2054
Vila Maranhão III (Antiga Vila Paraíba III)	32.0	16.6	28.0	01.14.2054
Vila Mato Grosso (Antiga Vila Alagoas III)	58.9	28.6	47.2	12.06.2054
Complexo Jandaira	90.1	46.9	76.1
Jandaira I	10.4	5.6	9.9	04.02.2055
Jandaira II	24.3	12.3	21.2	04.02.2055
Jandaira III	27.7	14.8	21.4	04.02.2055
Jandaira IV	27.7	14.2	23.6	04.02.2055
Aventura [9]	105.0	65.0	107.3
Aventura II	21.0	13.1	21.0	06.05.2053
Aventura III	25.2	15.5	25.2	06.11.2053
Aventura IV	29.4	18.5	31.3	06.05.2053
Aventura V	29.4	17.9	29.8	06.05.2053
Santa Rosa e Mundo Novo [9]	155.4	92.8	169.8
Santa Rosa e Mundo Novo I	33.6	17.3	30.8	06.04.2053
Santa Rosa e Mundo Novo II	29.4	17.2	35.3	06.04.2053
Santa Rosa e Mundo Novo III	33.6	21.5	38.7	06.04.2053
Santa Rosa e Mundo Novo IV	33.6	21.0	38.9	06.01.2053
Santa Rosa e Mundo Novo V	25.2	15.8	26.1	06.01.2053
TOTAL	6,018.7	2,639.5	6,272.6
(1) RAG of R$155.9 million, updated by Aneel's Resolution No. 3,068, of June 12, 2022.
(2) In partial operation, entry into commercial operation of the fourth generating unit scheduled for 2022.
(3) Power plants exempted from concession, are only registered with ANEEL.
(4) Assured power considered the average wind generation.
(5) Extension of Grant according to REH 2919/2021 and 2932/2021.
(6) Under approval by ANEEL.
(7) Assured Power updated by Ordinance N°709/2022 for: FDA, Segredo, Salto Caxias and GPS, effective from January/2023.
(8) Started up in test operation on 04/25/2022, according to ANEEL Dispatch No. 1047/2022. In commercial operation since 12/07/2022, by ANEEL order No. 2502/2022.
(9) Complexes Aventura and Santa Rosa & Novo Mundo joined the Company's portfolio in Jan/23.
* Considers internal consumption of generators and generation in commercial operation.
	** Plant do not participate in the MRE.

Exhibit IV -OPERATIONAL DATA > GENERATION
INTEREST
Enterprise	Partners	Installed Capacity (MW)	Assured Power [2] (Average MW)	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)	Concession Expires
Hydroelectric Power Plants		1,111.7	586.8	500.9	264.9
Large hydroelectric power plant (HPP)		1,076.5	561.5	486.2	254.2
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	COPEL GeT - 51% Eletrosul - 49%	361.0	188.5	184.1	96.1	05.27.2047
HPP Baixo Iguaçu (Consórcio Empreendedor Baixo Iguaçu)	COPEL GeT - 30% Geração Céu Azul - 70%	350.2	172.4	105.1	51.7	12.03.2049
HPP Santa Clara (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	66.0	84.2	46.2	06.11.2040
HPP Fundão (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	62.1	84.1	43.5	06.11.2040
HPP Dona Francisca (DFESA)	COPEL - 23,03% Gerdau - 51,82% Celesc - 23,03% Statkraft - 2,12%	125.0	72.5	28.8	16.7	09.21.2037
Small hydroelectric power station (SHP)		35.2	25.3	14.7	10.7
SHP Santa Clara I (Elejor)	COPEL - 70% Paineira Participações - 30%	3.6	2.8	2.5	2.0	12.19.2032
SHP Fundão I (Elejor)	COPEL - 70% Paineira Participações - 30%	2.5	2.1	1.7	1.5	12.19.2032
SHP Arturo Andreoli [2] (Foz do Chopim)	COPEL GeT - 35,77% Silea Participações - 64,23%	29.1	20.4	10.4	7.3	08.15.2032
Thermal Power Plant		484.2	267.0	393.1	216.8
TPP Araucária [1] (UEG Araucária)	COPEL - 20,3% COPEL GeT - 60,9% Petrobras - 18,8%	484.2	267.0	393.1	216.8	12.23.2029
Wind Power Plants		108.0	57.1	52.9	28.0
Voltalia - São Miguel do Gostoso (5 parques)	COPEL- 49% Voltalia-51%	108.0	57.1	52.9	28.0	03.26.2047
Solar		2.3	-	1.1	-
Solar Paraná [3]	COPEL - 49%	2.3	-	1.1	-	09.15.2046
TOTAL		1,706.2	910.9	948.0	509.7
[1]Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model. Assured power pursuant to Ordinance SPE/MME 05/2021. The most recent data from SIGA/ANEEL indicate aAssured power of 267 MW.
[2] Assured power updated by Ordinance No. 709/2022 of: HPP Mauá, Santa Clara, Fundão and Dona Francisca, effective from January/2023.
[3] Holding of 6 SCPs operating in the field of distributed generation (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, e Bandeirantes Solar I, Bandeirantes Solar II e Bandeirantes Solar III, in pre-operational.

Exhibit IV -OPERATIONAL DATA > TRANSMISSION

Subsidiary / SPC	Contract	Enterprise	TL			APR ¹ (R$ milhões)	Concession Expiration
			Extension (km)[2]	Amount	MVA
Copel GeT	060/2001[3]	Several	2,129	33	12,440	527.9	01.01.2043
Copel GeT	075/2001[4]	TL Bateias - Jaguariaiva	138	-	-	17.6	08.17.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	3.4	03.17.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	117	-	-	15.4	11.19.2039
Copel GeT	010/2010	TL Araraquara II — Taubaté	334	-	-	41.9	10.06.2040
Copel GeT	015/2010	SE Cerquilho III	-	1	300	6.7	10.06.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	7.5	08.27.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	11.8	02.25.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	12.4	01.29.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	300	12.5	09.05.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	26.1	09.05.2044
Copel GeT	006/16[5]	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections	255	4	900	148.9	04.07.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul	159	1	300	18.3	01.12.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	26.2	05.10.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005[6]	TL Ivaiporã - Londrina	122	-	-	28.2	03.04.2035
Subtotal Copel GeT [7]			3,705	43	15,362	904.8
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte	142	2	700	15.8	05.10.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	23.7	05.10.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	2,033	4	800	128.7	05.10.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	930	1	-	64.1	05.10.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	967	-	-	42.8	05.02.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	TL Estreito - Fernão Dias	656	-	-	65.5	09.05.2044
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	001/14	TL Araraquara II - Bateias	887	1	3,600	150.4	05.14.2044
Subtotal SPCs [8]			5,980	8	5,100	490.9
Total			9,685	51	20,462	1,395.7

[1] Proportional to Copel's interest in the project. Values referring to the 2022/2023 cycle according to REH 3,067/2022, without considering the adjustment portion (PA). It considers assets that came into operation until 31-mar-2023.
² Considers double circuit sections (circuits that share the same transmission tower).
³ Contract renewed according to Law 12,783/13. The O&M portion is part of the RBSE, under the terms of the Law. It will be received until the end of the concession (Jan/2043). The value of the APR for the 2022-2023 cycle, excluding the RBSE, according to REH 3,067/2022, is R$128.7 million. This value refers to the additional APR from reinforcements and improvements, in effect when REH 3,067/2022 was published.
[4] As of 10.31.2018, the APR was reduced by 50%.
[5] The construction of 38 km of sectioning lines was foreseen in the implementation of the Andirá Leste and Medianeira SEs, 2 km of which for Contract 060/2001 and 36 km for LTs that do not belong to Copel GeT, which, despite being included in the APR, in reason for the investment made, will not be added to Copel's assets.
[6] As of 07/09/2021, the APR was reduced by 50%.
[7] Consolidated Result.
[8] Equity Income.

Exhibit IV -OPERATIONAL DATA > DISTRIBUTION
OPERATIONAL DATA

Number of Consumers	Locations served	Cities served	Voltage	Number of Substations	MVA	Km of lines
5,011,555	1,068	395	13,8 kV	-	-	111,695
			34,5 kV	236	1,667	89,719
			69 kV	36	2,477	767
			138 kV	117	7,537	6,712
				389	11,686	208,893

Consumer-to-employee ratio DIS	2018	2019	2020	2021	2022	Mar-23
Captive Consumers	4,637,804	4,713,240	4,835,852	4,926,608	5,011,555	5,033,019
Copel Dis employees	5,364	4,964	4,641	4,430	4,257	4,246
Consum/Emp	865	949	1,042	1,112	1,177	1,185

QUALITY OF SUPPLY

	Jan - Mar	DEC ¹ (hours)	FEC ² (outages)
	2019	9.11	6.02
	2020	7.83	5.61
	2021	7.20	4.76
	2022	7.98	5.29
	2023*	8.00	5.44
¹ DEC measured in hours and hundredths of an hour ² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date * Values of the last 12 months
Period	Technical Loss		Non-Technical Loss		Total loss
	Regulatory (1)	Real (2)	Regulatory (3)	Calculated (4)	Regulatory (5)	Total (6)
Mar-19	6.05%	5.92%	4.70%	3.91%	8.10%	7.76%
Mar-20	6.05%	5.98%	4.70%	2.80%	8.14%	7.29%
Mar-21	6.05%	6.00%	4.70%	4.37%	8.12%	7.97%
Mar-22	5.79%	5.77%	4.47%	4.13%	7.68%	7.54%
Mar-23	5.79%	5.69%	4.47%	5.37%	7.57%	7.93%
(1) Percentage established in the tariff review;
(2) Technical loss calculated and reported monthly to Aneel;
(3) Percentage established in the tariff review;
(4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel;
(5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy;
(6) Total loss on injected energy.
NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's network

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 7, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.